Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SATSUMA PHARMACEUTICALS, INC.

a Delaware Corporation

at

$0.91 per Share, net in cash, plus one non-transferable contractual contingent value right for each share, which represents the right to receive one or more payments in cash,

contingent upon the achievement of certain net proceed thresholds,

by

SNBL23 Merger Sub, Inc.

a wholly-owned subsidiary of

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, AT THE END OF THE DAY ON JUNE 5, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

SNBL23 MERGER SUB, INC. (“PURCHASER”), A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., A JAPANESE CORPORATION (“PARENT” OR “SNBL” AND, TOGETHER WITH PURCHASER, THE “PURCHASER PARTIES”), IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF SATSUMA PHARMACEUTICALS, INC., A DELAWARE CORPORATION (THE “COMPANY” OR “SATSUMA”), IN EXCHANGE FOR (I) $0.91 PER SHARE (THE “CASH CONSIDERATION”), NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON AND LESS ANY APPLICABLE WITHHOLDING TAXES AND (II) ONE NON-TRANSFERABLE CONTRACTUAL CONTINGENT VALUE RIGHT PER SHARE (EACH, A “CVR,” AND EACH CVR TOGETHER WITH THE CASH CONSIDERATION, THE “OFFER PRICE”), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE (THE “OFFER TO PURCHASE”) AND IN THE RELATED LETTER OF TRANSMITTAL (THE “LETTER OF TRANSMITTAL,” WHICH TOGETHER WITH THIS OFFER TO PURCHASE AND OTHER RELATED MATERIALS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW), CONSTITUTES THE “OFFER”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Satsuma. The Merger Agreement provides, among other things, that as soon as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Satsuma (the “Merger”), with Satsuma continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent or Purchaser (including Shares purchased by Purchaser in the Offer), (ii) Shares held in treasury, and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive (A) an amount in cash equal to the Cash Consideration, without interest thereon and less any applicable withholding taxes and (B) one CVR (the CVRs received pursuant to the Merger, together with the aggregate Cash Consideration paid in accordance with the Merger Agreement, the “Merger Consideration”). As a result of the Merger, Satsuma will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Net Cash Condition (as described below), and (iii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to 12:00 A.M. Eastern Time on June 5, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), together with any Shares owned by the Purchaser Parties, represent at least a majority of the aggregate number of Shares outstanding immediately after the consummation of the Offer. The Net Cash Condition requires that Satsuma’s net cash (as determined in accordance with the terms of the Merger Agreement) is no less than $26,289,999 at the Expiration Time. The Governmental Entity Condition requires that at the Expiration Time no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 17—“Certain Conditions to the Offer.”

THE BOARD OF DIRECTORS OF SATSUMA RECOMMENDS THAT SATSUMA STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

After careful consideration, Satsuma’s board of directors (the “Satsuma Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Satsuma and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, (iii) approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of Satsuma in connection with the consummation of the transactions contemplated by the Merger Agreement, (iv) authorized Satsuma to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby, and (v) recommended that Satsuma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 6 through 14. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

May 5, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer (the “Depositary”), and either (a) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (b) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

We are not aware of any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or is prohibited by any administrative or judicial action pursuant thereto. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Satsuma has filed the Schedule 14D-9 and Schedule 13E-3 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO, Schedule 14D-9 and Schedule 13E-3, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “The Tender Offer—Section 7. Certain Information Concerning Satsuma.”

No person has been authorized to give any information or make any representation on behalf of SNBL or Purchaser not contained in this Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of SNBL, Purchaser, Satsuma, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of SNBL, Purchaser,

Satsuma, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Stockholders may call toll free: (877) 478-5040

Banks and Brokers may call collect: (212) 269-5550

Email: STSA@dfking.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Satsuma contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Satsuma or has been taken from or is based upon publicly available documents or records of Satsuma on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Satsuma provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Satsuma Pharmaceuticals, Inc.

Price Offered Per Share	$0.91 (the “Cash Consideration”), net to the seller in cash, without interest thereon and less any applicable withholding taxes and one non-transferable contractual contingent value right (a “CVR”) representing the right to receive, subject to the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), the consideration set forth in the CVR Agreement and further described in Section 11 “The Merger Agreement; Other Agreements” (the CVRs together with the Cash Consideration, the “Offer Price”).

Scheduled Expiration of Offer	12:00 A.M. Eastern Time at the end of June 5, 2023, unless the offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below).

Purchaser	SNBL23 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation.

Satsuma Board Recommendation	On April 16, 2023, the Satsuma board of directors (the “Satsuma Board”), (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Satsuma and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, (iii) approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of Satsuma in connection with the consummation of the transactions contemplated by the Merger Agreement, (iv) authorized Satsuma to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby, and (v) recommended that Satsuma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Support Stockholders	Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of Satsuma entered into a Tender and Support Agreement with SNBL and Purchaser pursuant to which each such person agreed, among other things, to tender all of the Shares beneficially owned by such person in the Offer. The Support Stockholders (as defined below) beneficially own, in the aggregate, approximately 18.82% of the outstanding Shares.

Who is offering to purchase my Shares?

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SNBL23 Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”, and together with Purchaser, the “Purchaser Parties”), is offering to purchase for the Offer Price any and all of the outstanding shares of common stock, par value $0.0001 per share, of Satsuma. SNBL is a company that manages a portfolio of services and solutions for drug discovery and development for pharmaceutical companies, biotech ventures, universities, and research institutions both in Japan and overseas. SNBL’s Translational Research business has engaged in drug discovery, with a focus on business development and out-licensing of its proprietary intranasal drug delivery technologies and intranasal devices.

•

Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Satsuma (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Delaware General Corporation Law (“DGCL”).

See Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (the “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the terms “Parent” or “SNBL” to refer to Shin Nippon Biomedical Laboratories, Ltd. alone, the term “Purchaser” to refer to SNBL23 Merger Sub, Inc. alone, and the terms the “Company” or “Satsuma” to refer to Satsuma Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.0001 per share, of Satsuma on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”). Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, par value $0.0001 per share, of Satsuma that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

What is the CVR and how does it work?

•	At or prior to the Effective Time, SNBL and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC will enter into the CVR Agreement governing the terms of the CVRs. Each CVR represents the right to additional payments of up to $5.77 based on the proceeds received (subject to certain adjustments) by Parent from (i) the sale, license or other grant of rights with respect to the STS101 program (the “CVR Program”) or any part thereof, (ii) the sale or disposition of all or substantially all of the business or assets of Satsuma (that exists immediately prior to the closing), or (iii) the sale or disposition of all or substantially all of the equity of Satsuma or Purchaser (any transaction by Parent or any of its affiliates described in clauses (i), (ii) or (iii), a “CVR Program Transaction”).

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It is currently anticipated that up to an aggregate of 33,152,498 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the issued and outstanding Shares, as well as shares of common stock underlying each outstanding Vested Company Option (as defined in the Merger Agreement) that has an exercise price per Share that is less than the Cash Consideration. For more information regarding the CVR Agreement, see Section 11—“The Merger Agreement; Other Agreements”.

Is it possible that no payments will be payable to the holders of Contingent Value Rights in respect of such Contingent Value Rights?

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Yes. If (i) no CVR Program Transaction (as defined in the CVR Agreement) has been entered into prior to the date that is eighteen (18) months after the date the U.S. Food and Drug Administration (the “FDA”) provides notice of approval of the STS101 new drug application (the “Approval Date”) or (ii) the Aggregate Cumulative Net Proceeds (as defined in the CVR Agreement) fail to exceed twenty-five million dollars ($25,000,000) prior to the fifth anniversary of the first date when the Aggregate Cumulative Net Proceeds are equal to or greater than zero, no payment will become payable to holders of the CVRs. If neither of the conditions set forth above are met, you will receive only the Cash Consideration for your Shares and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs, or the amounts that would be paid if any payment is made.

May I transfer my Contingent Value Rights?

•

The CVRs will not be transferable except: (i) on death of the holder of the CVR by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the holder of the CVR upon the death of the trustee, (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, by a nominee to a beneficial owner; (vi) with the written consent of Parent; or (vii) to Parent without consideration.

Are there other material terms of the Contingent Value Rights?

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In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Parent, Satsuma or Purchaser. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

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Parent and its affiliates agree that they (i) will not dispose of, commercialize or monetize the CVR Program except pursuant to a CVR Program Transaction, or (ii) take any action with the intention of negatively impacting the CVR Program or a CVR Program Transaction, except that nothing in the CVR Agreement will prevent Parent or its affiliates from terminating the CVR Program, in whole or in part, following a good faith determination by Parent’s board of directors that it is no longer reasonable to continue the CVR Program.

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Parent and its affiliates have the right, in their sole and absolute discretion, to direct and control the CVR Program in all respects, and neither Parent nor their affiliates will be required under the CVR Agreement to seek regulatory approval of the CVR Program or commence any sales of the CVR Program in any jurisdiction.

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The CVR Agreement will expire, and no further payments will be required to be made with respect to each CVR, upon the earliest to occur of (i) the expiration of the Objection Period (as defined in the CVR Agreement) associated with a non-achievement certificate being issued because (x) no CVR Program Transaction has been entered into prior to the date that is eighteen (18) months after the Approval Date, or (y) of the failure of the Aggregate Cumulative Net Proceeds to exceed twenty-five million dollars ($25,000,000) prior to the fifth anniversary of the first date when the Aggregate Cumulative Net Proceeds are equal to or greater than zero, and no objection notice with respect thereto is issued during the applicable objection period, (ii) the final termination of the last agreement for which Aggregate Cumulative Net Proceeds may be payable to Parent pursuant to a CVR Program Transaction, (iii) the failure of the Approval Date to occur on or before the date that is eighteen months after the CVR Agreement is entered into, and (iv) the tenth anniversary of the date the CVR Agreement is entered into.

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The expiration of the CVR Agreement shall not affect or limit the right (i) to receive any and all CVR Payments under the CVR Agreement to the extent earned prior to expiration of the CVR Agreement, or (ii) to inspect or receive payment set forth in Section 6 of the CVR Agreement, and such provisions shall survive the expiration of the CVR Agreement.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Satsuma. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) as soon as practicable following the Acceptance Time and in no event later than three business days after the satisfaction of the last to be satisfied of the conditions to close the Merger under the Merger Agreement (other than those conditions that, by their terms, are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of those conditions), or such other time as agreed by Parent and Satsuma in writing (the date on which the Merger Closing occurs, the “Closing Date”). Upon consummation of the Merger, Satsuma would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with Satsuma,” and Section 12—“Purpose of the Offer; Plans for Satsuma.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.91 per Share, net to the seller in cash, without interest and less any applicable withholding taxes plus one CVR per Share. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Satsuma have entered into an Agreement and Plan of Merger, dated as of April 16, 2023 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger

Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 17—“Certain Conditions to the Offer.”

What does Satsuma’s board of directors think of the Offer?

After careful consideration, the Satsuma Board, among other things, has:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Satsuma and its stockholders;

•	approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement;

•

approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of Satsuma in connection with the consummation of the transactions contemplated by the Merger Agreement;

•	authorized Satsuma to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby; and

•	recommended that Satsuma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Satsuma Board’s approval of the Offer and the Merger is set forth in Satsuma’s Solicitation/Recommendation Statement on Schedule 14D-9.

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $29.3 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding vested in-the-money options), and to pay related transaction fees and expenses at the Merger Closing.

See Section 9—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the following:

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prior to the expiration of the Offer, there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned directly or indirectly by Parent, Purchaser or any direct or indirect subsidiary of Parent (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), would represent at least a majority of the aggregate number of shares of the Company Capital Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”);

•

the Company having net cash (as calculated in accordance with the terms of the Merger Agreement and further described in Section 17 “Certain Conditions to the Offer”) not less than $26,289,999 (the “Net Cash Condition”);

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger (the “Governmental Entity Condition”);

See Section 17—“Certain Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any Satsuma stockholders agreed to tender their Shares?

Yes. As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreement, dated as of April 16, 2023 (the “Tender and Support Agreement”), with certain stockholders of Satsuma (collectively the “Support Stockholders”). Pursuant to the Tender and Support Agreement, the Support Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares and Company Options beneficially owned by them, or acquired by them after such date (collectively, the “Subject Securities”). In addition, the Support Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Securities and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Support Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreement.

See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

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tender your Shares in the Offer by delivering (i) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (ii) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Time.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, and wish to tender your Shares you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more detail.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 A.M. (Eastern Time) at the end of June 5, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.

Purchaser will accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act)

after the Expiration Time (as it may be extended in accordance with the Merger Agreement) (or, at Parent’s election, concurrently with the Expiration Time if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”).

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions set forth in the Offer to Purchase (the “Offer Conditions”) are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and net of any withholding of taxes required by applicable legal requirements, to tendering stockholders whose Shares have been accepted for payment.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Shares also may be withdrawn at any time after July 4, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. You should contact the institution that holds your Shares for more detail.

See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

if, on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that we are not required to extend the Offer beyond the Termination Date; and

•

Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by applicable law, or any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or Nasdaq or its staff or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer.

Notwithstanding the foregoing paragraph, Purchaser shall not in any event be required to extend the Offer beyond 11:59pm (Pacific Standard Time) July 15, 2023 (the “Termination Date”) or the date on which the Merger Agreement is terminated in accordance with its terms, whichever is earlier.

Neither Parent nor Purchaser shall, however, terminate or withdraw the Offer prior to any scheduled Expiration Time, except in the event of the termination or withdrawal of the Merger Agreement in accordance with its terms.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Co., LLC, (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (Eastern Time), on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will Satsuma continue as a public company?

If the Minimum Condition and the other Offer Conditions are satisfied, as soon as practicable following the Acceptance Time, we intend to effect the Merger. If the Merger takes place, Satsuma will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 15—“Certain Effects of the Offer.”

If the Merger Agreement is terminated, what will happen to the Offer?

In the event that the Merger Agreement is validly terminated, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly (and in any event within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) cause the Depositary to return, in accordance with applicable law, all Shares validly tendered and not validly withdraw pursuant to the Offer to the registered holders thereof.

See Section 1—“Terms of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and each of the Shares outstanding prior to the Effective Time (other than (i) Shares owned by the Purchaser Parties, (ii) Shares held in treasury, and (iii) Shares owned by any stockholder of Satsuma who validly exercises appraisal rights under the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive an amount in cash equal to the Cash Consideration, without interest thereon and less any applicable withholding taxes and one CVR representing the right to receive, subject to the terms and conditions of the CVR Agreement, the consideration set forth in the CVR Agreement (the CVRs received pursuant to the Merger, together with the aggregate Cash Consideration paid in accordance with the Merger Agreement, the “Merger Consideration”). Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of the DGCL.

See the “Introduction” to this Offer to Purchase and Section 15—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under the DGCL in connection with the Merger.

See Section 19—“Appraisal Rights; Rule 13e-3.”

What is the market value of my Shares as of a recent date?

On April 14, 2023, which was the last trading day prior to the date Parent’s original offer was made public, the reported closing sales price of the Shares on Nasdaq was $0.66. On May 4, 2023, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $1.05.

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, each vested option to purchase Shares (a “Vested Company Option”) with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time will terminate and be cancelled immediately prior to the Effective Time and converted into the right to receive a lump sum cash payment equal in amount to (i) the number of vested Shares underlying such Vested Company Option as of immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of $0.91 over the exercise price per Share underlying such Vested Company Option, net of any taxes required to be withheld. Each Vested Company Option with an exercise price per Share greater than or equal to $0.91 and each unvested option to purchase Shares that is outstanding immediately prior to the Effective Time will, in each case, terminate and be cancelled immediately prior to the Effective Time in exchange for no consideration.

See Section 11—“The Merger Agreement; Other Agreements.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash and rights to receive contingent CVR proceeds in cash, without interest, in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

The amount of gain or loss that you recognize, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (877) 478-5040 (Toll Free). D.F. King & Co. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of Satsuma

INTRODUCTION

SNBL23 Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”, and together with Purchaser, the “Purchaser Parties”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Satsuma”) in exchange for (i) $0.91 per Share (the “Cash Consideration”), net to the seller in cash, without interest thereon and less any applicable withholding taxes and (ii) one non-transferable contractual contingent value right per Share (a “CVR”) representing the right to receive, subject to the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), the consideration set forth in the CVR Agreement (the CVRs together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Satsuma. The Merger Agreement provides, among other things, that as soon as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Satsuma (the “Merger”), with Satsuma continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”, and the date of the Merger Closing, the “Closing Date”), in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) without a vote of the stockholders of Satsuma. The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be on or prior to 12:00 A.M (Eastern Time) at the end of June 5, 2023), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by the Purchaser Parties (including Shares purchased by Purchaser in the Offer), (ii) Shares held in treasury, and (iii) Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive (i) an amount in cash equal to the Cash Consideration, net to the seller in cash, without interest thereon and less any applicable withholding taxes and (ii) one CVR (the CVRs received pursuant to the Merger, together with the aggregate Cash Consideration paid in accordance with the Merger Agreement, the “Merger Consideration”). As a result of the Merger, Satsuma will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Satsuma stock options.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), and (ii) the Governmental Entity Condition (as described below) and (iii) the Net Cash Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time, together with any Shares owned by the Purchaser Parties, represent at least a majority of the aggregate number of Shares outstanding immediately after the consummation of the Offer. The Net Cash Condition requires that Satsuma’s net cash (as determined in accordance with the terms of the Merger Agreement) is no less than $26,289,999 at the Expiration Time. The Governmental Entity Condition requires at the Expiration Time that no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 17—“Certain Conditions to the Offer.”

After careful consideration, the Satsuma board of directors (the “Satsuma Board” or “Company Board”), has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Satsuma and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, (iii) approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of Satsuma in connection with the consummation of the transactions contemplated by the Merger Agreement, (iv) authorized Satsuma to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby, and (v) recommended that Satsuma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the Satsuma Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Satsuma’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Satsuma has advised Parent that, on May 3, 2023, (i) 33,152,498 Shares were issued and outstanding and (ii) 5,205,659 Shares were issuable upon the exercise of Options. The Minimum Condition would be satisfied if at least 16,576,250 Shares are validly tendered and not withdrawn on or prior to the Expiration Time.

Pursuant to the Merger Agreement, at the Effective Time, (i) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified.

If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of Satsuma pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of Satsuma, in accordance with Section 251(h) of the DGCL.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will (and Parent will cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the Expiration Time. Purchaser will promptly (and in any event within two business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time instruct the Depositary to pay for all Shares validly tendered (and not validly withdrawn) in the Offer as permitted under Section 4—“Withdrawal Rights” on or after the Expiration Time.

The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be midnight (Eastern Time) at the end of June 5th, 2023), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Governmental Entity Condition, the Net Cash Condition and the other conditions described in Section 17—“Certain Conditions to the Offer” (such conditions, collectively, the “Offer Conditions”).

The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement. Subject to Parent’s rights to terminate the Merger Agreement in accordance with its terms, (i) if, on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); and (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by applicable law, or any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or Nasdaq or its staff or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer.

Purchaser shall not in any event be required to extend the Offer beyond 11:59pm (Pacific Standard Time) July 15, 2023 (the “Termination Date”) or the date on which the Merger Agreement is terminated in accordance with its terms, whichever is earlier.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any Offer Conditions to increase the Offer Price or to make any other changes to the Offer, except that Parent and Purchaser shall not, without the prior written consent of the Company, (i) waive (x) the Minimum Condition, (y) the Governmental Entity Condition, or (z) the condition that the Merger Agreement has been terminated pursuant to its terms; nor (ii) make any changes in the terms of or conditions to the Offer that: (a) changes the form of consideration to be paid in the Offer, (b) reduces the consideration to be paid in the Offer (by proposing to change the Offer Price or otherwise) or decreases the number of Shares sought in the Offer (in each case other than an equitable adjustment made to eliminate the effects of a Share Adjustment (as defined in the Merger Agreement)), (c) extends the Offer (other than in a manner required or permitted by the Merger Agreement), (d) imposes conditions to the Offer, other than those set forth in the Merger Agreement, (e) amends or modifies any term of or condition to the Offer (including the conditions set forth in the Merger Agreement) in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on the holders of the Shares, or (f) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (Eastern Time) on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment for Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not intend to provide a subsequent offering period for the Offer; however, the Offer may be extended pursuant to the Merger Agreement.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 17—“Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if:

•	Satsuma mutually agrees with us to terminate the Merger Agreement by written agreement;

•

any law or judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger has become final and non-appealable, provided that the right to terminate the Merger Agreement under this provision will not be available to us if our material breach of any provision of the Merger Agreement has been the cause of, or resulted in the failure of the Acceptance Time to occur by the Termination Date;

•

the Acceptance Time shall not have occurred by the Termination Date; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to us if our material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by the Termination Date;

•

the Offer terminates or expires in accordance with its terms as a result of the non-satisfaction of the Minimum Condition (subject to the rights and obligations of Parent or Purchaser to extend the Offer); provided, however, that the right to terminate the Merger Agreement under this provision will not be available to us if we failed to comply in any material respect with our obligations under certain provisions of the Merger Agreement related to the expiration and extension of the Offer and the payment for Shares;

•

there has been a breach of any representation, warranty, covenant or agreement made by Satsuma in the Merger Agreement, or any such representation and warranty has become untrue after April 16, 2023, such that any Offer Condition would not be satisfied by the Termination Date and such breach or failure to be true is not curable by the Termination Date or, if curable, is not cured prior to the earlier of (i) 20 days following notice to Satsuma from Parent of such breach or failure and (ii) the date that is three business days prior to the Termination Date; provided that the right to terminate the Merger Agreement under this provision will not be available to us if we are then in material breach of any of our representations, warranties, covenants or agreements under the Merger Agreement;

•

Satsuma (i) withholds, withdraws, qualifies or modifies the Company Board Recommendation or takes (or fails to take) certain other related actions set forth in the Merger Agreement with respect to the Company Board Recommendation, (ii) fails to include the Company Board Recommendation in its Schedule 14D-9 or Schedule 13E-3 filed with the SEC in connection with the Offer, (iii) fails to recommend against the acceptance of a tender offer or exchange offer for outstanding Shares (other than by the Parent or an affiliate of the Parent) within ten (10) business days after the commencement of such offer or recommends that the stockholders of the Company tender their shares in such tender or exchange offer, or (iv) materially breaches its non-solicitation covenants under the Merger Agreement.

Satsuma has provided us with Satsuma’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Satsuma’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 17—“Certain Conditions to the Offer,” we will promptly (within the meaning of Section 14e-1(c)) accept for payment all Shares that are validly tendered and not validly withdrawn pursuant to the Offer after the Expiration Time and promptly (and in any event within two business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time instruct the Depositary to pay for all Shares validly tendered (and not validly withdrawn) as permitted under Section 4—“Withdrawal Rights”. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 18—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (a) the certificates evidencing such Shares (the “Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of certain book-entry transfers, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents

Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (a) Share Certificates evidencing such Shares or (b) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of certain book-entry transfers, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we shall determine. None of Purchaser, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by Satsuma’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Information Reporting and Backup Withholding. Payments made to U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) of Shares in the Offer or pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. Holders (as defined in Section 5-“Material U.S. Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 4, 2023, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders whose Shares are tendered and accepted for payment of cash and CVRs pursuant to the Offer or whose Shares are converted into the right to receive cash and CVRs in the Merger. It does not address tax consequences applicable to holders of Company Options or Company Warrants. The summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Satsuma. This summary does not address the U.S. federal gift or estate tax or U.S. state or local or non-U.S. tax rules. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders and Non-U.S. Holders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Satsuma following the Offer and the Merger, or to special classes of taxpayers (e.g., controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), stockholders whose functional currency is not the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, stockholders who hold shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax or additional Medicare tax on net investment income, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the

United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (b) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder and is not a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult his, her or its own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

Tax Consequences to U.S. Holders

General. The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will generally be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.

The installment method of reporting any gain attributable to the receipt of a CVR will not be available because the Shares are traded on an established securities market. The treatment of the receipt of CVRs and any payment thereon for U.S. federal income tax purposes is unclear. The receipt of the CVRs may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. There is no authority directly on point addressing whether a sale of property for, in whole or in part, contingent value rights with characteristics similar to the CVRs should be taxed as an “open transaction” or “closed transaction” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding this issue. Finally, it is possible that the CVRs may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization and assumes that the CVRs are not treated as debt instruments for U.S. federal income tax purposes.

Under either “closed” or “open” transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares tendered pursuant to the Offer or converted into a right to receive the Merger Consideration pursuant to the Merger (i.e. Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares are held for more than one year before such disposition. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

The following sections discuss the possible tax treatment to U.S. Holders if the receipt of the Offer Price or Merger Consideration, as applicable, is treated as an “open transaction” or a “closed transaction”. Each stockholder is urged to consult with their tax advisor with respect to the proper characterization of the receipt of the CVRs and any payment thereon.

Treatment as Open Transaction. The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” While neither the Purchaser Parties nor Satsuma intend to obtain a valuation of the CVRs, whether the value of the CVRs can be “reasonably ascertained” is a factual question, and no assurance can be given that the value of the CVRs cannot be reasonably ascertained. If the receipt of the Offer Price or Merger Consideration, as applicable, is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder generally should recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the Offer or Merger, as applicable, in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger.

Subject to the Section 483 Rules discussed below, if the transaction is “open” for U.S. federal income tax purposes, the CVRs would not be taken into account in determining a U.S. Holder’s taxable gain upon receipt of the Offer Price or Merger Consideration, as applicable, and such U.S. Holder would take no tax basis in the CVRs, but would recognize capital gain if payments with respect to the CVRs are made or deemed made in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments, together with the amount received upon consummation of the Offer or the Merger, as applicable, discussed above, exceeds such U.S. Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger.

Subject to the Section 483 Rules discussed below, if the transaction is “open” for U.S. federal income tax purposes, a U.S. Holder who does not receive an amount of cumulative cash proceeds pursuant to the Merger at least equal to such U.S. Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger, will recognize a capital loss in the year that the U.S. Holder’s right to receive payments under the CVRs terminates. The deductibility of capital losses is subject to limitations.

Treatment as Closed Transaction. If the value of the CVRs can be “reasonably ascertained” the transaction should generally be treated as “closed” for U.S. federal income tax purposes, in which event a U.S. Holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the Offer or Merger, as applicable, in the same manner as if the transaction were an “open transaction,” except that a U.S. Holder would take into account the fair market value of the right to receive payments pursuant to the CVRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized at the time of the Merger Closing for purposes of calculating gain or loss with respect to the disposition of Shares.

If the transaction is “closed” for U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the Offer or Merger, as applicable. The holding period of the CVRs will begin on the day following the date of the consummation of the Offer or Merger, as applicable.

Future Payments on the CVRs

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment pursuant to a CVR to a U.S. Holder of a CVR should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies (the “Section 483 Rules”). Under the Section 483 Rules, a portion of the payments made pursuant to a CVR may be treated as interest, which will be ordinary income to the U.S. Holder of a CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or Merger, as applicable, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. The maturity range of the relevant applicable federal rate will correspond to the period from the date of the disposition of Shares in the Offer or the Merger, as applicable, to the date the amount is received or deemed received. The U.S. Holder of a CVR must include in its taxable income interest pursuant to the Section 483 Rules using such U.S. Holder’s regular method of accounting. It is expected that the portion of the payment pursuant to a CVR that is not treated as interest under the Section 483 Rules will generally be treated as a payment with respect to the sale of Shares, as discussed above.

Treatment as Closed Transaction. If the transaction is treated as a “closed transaction,” there is no direct authority with respect to the tax treatment of holding and receiving payments with respect to property similar to the CVRs, including the character of any such payments. It is possible that payments received with respect to a CVR, up to the amount of a U.S. Holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of such U.S. Holder’s adjusted tax basis in the CVR, with any amount received in excess of basis treated as gain from the disposition of the CVR. Alternatively, payments with respect to a CVR could be treated as (i) payments with respect to a sale or exchange of a capital asset, (ii) ordinary income or (iii) dividends. Additionally, a portion of any payment received with respect to a CVR may constitute imputed interest or as ordinary income under the Section 483 Rules. Finally, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. A U.S. Holder might be allowed to recognize loss to the extent of any remaining basis after the expiration of any right to cash payment under such U.S. Holder’s CVR.

Tax Consequences to U.S. Holders

Any gain realized by a Non-U.S. Holder upon the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will generally not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable), in which case, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “—Tax Consequences to U.S. Holders”), except that a Non- U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items; or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the Offer or the Merger, as applicable, and certain other conditions are met, in which case, the Non- U.S. Holder may be subject to a 30% U.S. federal income tax (or such lower rate specified by an applicable tax treaty) on such gain (net of certain U.S. source losses provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses).

Generally, if payments are made to a Non-U.S. Holder pursuant to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the portion of any such payments treated as imputed interest (as discussed above under “—Tax Consequences to U.S. Holders—Future Payments on the CVRs— Treatment as Open Transaction” ), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or IRS Form W-8BEN-E) to the applicable withholding agents.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the recognition of gain, if any, resulting from the receipt of the CVRs in the Offer or Merger, as applicable, and the receipt of payments, if any, under the CVRs. We have not sought and will not seek any opinion of counsel or any ruling from the IRS with respect to the matters discussed herein.

Information Reporting, Backup Withholding, and FATCA

A stockholder that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect only the cash amounts paid to the U.S. Holder on the Offer or the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger. As a result, U.S. Holders reporting under this method may not be able to rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger. Stockholders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), an applicable withholding agent may be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the receipt of the CVRs, if a stockholder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on an appropriate and properly completed IRS Form W-8 (or, if applicable, IRS Form W-9). Each Non U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

6.	Price Range of Shares; Dividends.

The Shares currently trade on The Nasdaq Global Market under the symbol “STSA” and have been traded since September 13, 2019. Satsuma advised Purchaser that, as of May 4, 2023, there were (i) 33,152,498 Shares issued and outstanding and (ii) 5,205,959 Shares issuable upon the exercise of stock options to purchase Shares.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended December 31, 2023
First Quarter	$1.07	$0.70
Year Ended December 31, 2022
First Quarter	$5.32	$3.78
Second Quarter	$4.30	$2.59
Third Quarter	$7.95	$4.14
Fourth Quarter	$6.41	$0.61
Year Ended December 31, 2021
First Quarter	$7.18	$4.57
Second Quarter	$7.25	$4.80
Third Quarter	$7.17	$4.54
Fourth Quarter	$6.24	$4.15

On April 14, 2023, which was the last trading day prior to the date Parent’s original offer was made public, the reported closing sales price of the Shares on NASDAQ was $0.66. On May 4, 2023, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $1.05.

According to Satsuma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Satsuma has never declared cash dividends on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Satsuma.

Except as specifically set forth herein, the information concerning Satsuma contained in this Offer to Purchase has been taken from or is based upon information furnished by Satsuma or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Satsuma’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Satsuma was founded on June 21, 2016 as a Delaware corporation under the name Satsuma Pharmaceuticals, Inc. Satsuma’s principal executive offices are located at 400 Oyster Point Boulevard, Suite 221, South San Francisco, CA 94080, and its telephone number is (650) 410-3200. The following description of Satsuma and its business has been taken from Satsuma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and is qualified in its entirety by reference to such Form 10-K: Satsuma is a development-stage biopharmaceutical company developing a novel therapeutic product for the acute treatment of migraine.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Satsuma is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Satsuma’s directors and officers, their remuneration, Options, and Restricted Stock Units granted to them, the principal holders of Satsuma’s securities, any material interests of such persons in transactions with Satsuma and other matters, is required to be disclosed in Satsuma’s periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information have been filed electronically by Satsuma and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Satsuma or any of its subsidiaries or affiliates or for any failure by Satsuma to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Japanese corporation formed on May 18, 1973 under the name Nippon Dog Center, Ltd., and began operations shortly thereafter. Parent later changed its name to Shin Nippon Biomedical Laboratories, Ltd. in 1974. Purchaser is a Delaware corporation incorporated on April 13, 2023. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the funds provided by Parent in connection with consummation of the Offer pursuant to the terms of the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist, and Satsuma will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Parent. Parent has a portfolio of services and solutions for drug discovery and development for pharmaceutical companies, biotech ventures, universities, and research institutions both in Japan and overseas. Parent’s Translational Research business has engaged in drug discovery, with a focus on business development and out-licensing of its proprietary intranasal drug delivery technologies and intranasal devices.

The office address of Parent is 2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan, and the telephone number is +81-(0)99-294-2600. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

Parent and its wholly-owned subsidiary, SNBL U.S.A., Ltd., collectively own 2,794,113 Shares of Satsuma.

During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule II hereto, (i) none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty days. Notwithstanding the foregoing, in conjunction with entering into the Merger Agreement, Parent also entered into the Tender and Support Agreement (as described in Section 11—“The Merger Agreement; Other Agreements”) with each of the Support Stockholders (as defined in Section 11—“Merger Agreement; Other Agreements”), which Support Stockholders beneficially own, in the aggregate, 18.82% of the Shares as of the date of the Merger Agreement and Parent, Purchaser and SNBL U.S.A, Ltd. may be deemed to have beneficial ownership over such Shares under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person directly or indirectly through any contract having or sharing voting power with respect to an entity’s securities.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Satsuma (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Satsuma or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Satsuma or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, have been filed electronically by Purchaser and Parent and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash and one CVR; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same consideration in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will provide Purchaser with the funds necessary to purchase and pay for all of the Shares tendered pursuant to the Offer and to consummate the Merger, per the terms of the Merger Agreement, and to pay amounts due and payable under the CVR Agreement (if any). The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $29.3 million. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Parent will supply the needed funds from its working capital.

10.	Background of the Offer; Past Contacts or Negotiations with Satsuma.

Background of the Offer.

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, SNBL, the Satsuma Board, and any other applicable parties.

The Company Board, together with members of its management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of the Company and considers a variety of strategic alternatives that may be available, including continuing to pursue its strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value. In furtherance of its review and assessment of the Company, the Company Board and the Company’s senior management have discussed a number of such alternatives with representatives of Lazard Frères & Co., LLC (“Lazard”) from time to time. The Company has periodically consulted with Lazard, including during periods between any formal engagements, for a number of reasons that include Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Company Board, the Company’s management and representatives, the Parent Board, Parent’s management and representatives, and other parties. In addition to the contacts described below, Parent is a shareholder of the Company, Mr. Takanashi is a director of the Company and a representative director, Executive Vice President of Parent and the respective management teams of the Company and Parent are in regular contact with respect to their ongoing commercial relationship under Licensing and Assignment Agreement dated June 30, 2016 between Parent and the Company, as amended from time to time (the “Licensing and Assignment Agreement”). Other than as described herein and for contacts in connection with their ongoing commercial relationship in the ordinary course of the Company’s business, there have been no material contacts between the Company and Parent in the past two years.

In June 2016, Parent and Mr. Kollins co-founded the Company as a subsidiary of Parent, and the Company entered into the Licensing and Assignment Agreement pursuant to which Parent licensed and assigned to the Company certain patent rights and know-how related to Parent’s proprietary nasal drug delivery technology, including its proprietary nasal delivery device and formulation technologies, for use with dihydroergotamine, in exchange for certain royalty payments by the Company. At such time, Parent owned 80% of the issued and outstanding capital stock of the Company.

In August 2016, the Company issued a convertible promissory note (the “Convertible Note”) to Parent for the principal sum of $100,000. The Convertible Note accrued interest on the unpaid principal balance at an annual rate of 5%, had a maturity date, in the absence of a default event, of two years, and included an automatic conversion feature whereby the sum of the unpaid principal balance and accrued interest as of a Qualified Financing (defined as a sale of preferred stock by the Company for aggregate gross proceeds of at least seven million dollars) would automatically convert, at a conversion price of 80% of the price per share paid by cash purchasers of the Company’s preferred stock issued pursuant to the Qualified Financing.

In December 2016, the Company consummated a Series A convertible preferred stock financing. As a result of this financing, the Company was no longer a wholly owned subsidiary of Parent and Parent retained 23.8% ownership of the issued and outstanding capital stock of the Company. In May 2017, Parent began leasing certain molds used for manufacturing components of the nasal delivery device to the Company under certain Tooling Lease Agreements, in exchange for payments from the Company as specified thereunder. As of this date, there are no surviving obligations under the Tooling and Lease Agreements.

In April 2019, Parent acquired 307,110 additional shares of Series B Preferred Stock in the Company’s Series B financing. Following the Series B financing, Parent owned 12.0% of the issued and outstanding capital stock of the Company.

In September 2019, Parent, through its U.S. affiliate, acquired 233,333 additional Shares in the Company’s initial public offering. Following such acquisition, Parent owned 9.0% of the issued and outstanding capital stock of the Company.

During the summer of 2020, as the Company approached the anticipated readout of the results of its EMERGE trial, the Company Board, together with members of its management team, reviewed and assessed the performance, future growth prospects, business plans and overall strategic direction of the Company and considered a variety of strategic alternatives that may have been available following the conclusion of the EMERGE trial, assuming a successful trial outcome. These potential alternatives included exploring potential licensing, partnership and strategic transactions with companies operating in the migraine therapeutics market and continuing to operate as a standalone company in order to independently secure regulatory approval for and commercialize STS101, in each case with the goal of maximizing stockholder value. In anticipation of the results of its EMERGE trial, the Company began preparations to raise additional funding if the results of the study were positive.

In September 2020, the Company’s management team provided the Company Board with a readout of topline results from the Company’s STS101 EMERGE Phase 3 efficacy trial, in which STS101 did not achieve statistical significance on the trial’s primary outcome measures. Despite these results, based on Company management’s presentations of its analyses and review of EMERGE trial results and other data, including preliminary results from the open-label, Phase 3 long-term safety trial of STS101 5.2 mg, or ASCEND, the Company’s Board believed the Company had identified and was taking steps to address the key reasons that STS101 did not achieve statistical significance versus placebo on the co-primary endpoints at two hours post-administration in the EMERGE trial.

Following the readout of topline results from the EMERGE trial, the Company’s Board instructed the Company’s management team to continue exploring potential licensing, partnership and strategic transactions with companies operating in the migraine therapeutics market, as well as strategies for continuing to operate as a standalone company in order to secure regulatory approval for and commercialize STS101. The Company entered into nondisclosure agreements with, and provided diligence materials to, multiple companies, including several multi-national pharmaceutical companies with presences in the migraine therapeutics market. However, none of these discussions led to any party expressing interest in a potential transaction with the Company.

Given the results of the EMERGE trial and the fact that no licensing, partnership or other transaction had materialized by late 2020, the Company Board determined the best course of action to maximize stockholder value was to raise additional capital and independently pursue further development of STS101.

In March 2021, the Company consummated a PIPE financing to fund further development of STS101. Parent purchased 1,232,394 additional Shares in this financing. Following the PIPE financing, Parent owned 8.9% of the issued and outstanding capital stock of the Company.

Between January 2022 and October 2022, the Company Board discussed potential licensing, partnership and other strategic transactions with several counterparties, and the Company entered into (or had existing) non-disclosure agreements with five of these counterparties. Ultimately, all of these counterparties expressed that it had either decided not to proceed with a potential licensing, partnership or other strategic transaction with the Company or ceased responding to the Company’s communications. None of these potential counterparties submitted a proposal to acquire the Company.

During the summer of 2022, as the Company approached the anticipated readout of the results of its SUMMIT trial, the Company Board, together with members of its management team, reviewed and assessed the performance, future growth prospects, business plans and overall strategic direction of the Company and considered a variety of strategic alternatives that may have been available following the conclusion of the SUMMIT trial, including continuing as a standalone company if the Company was able to obtain financing or pursuing potential strategic transactions with third parties, in each case with the goal of maximizing stockholder value.

On the morning of September 13, 2022, the Company Board held a regular meeting at which, among other matters, members of the Company Board and Company’s management discussed (i) the Company’s financial position and commercial activities, (ii) a potential new at-the-market facility and related financing considerations, (iii) the ongoing Phase 3 SUMMIT trial and results to date of the ongoing ASCEND open-label, long-term safety trial, (iv) and engaging a financial advisor with respect to strategic alternatives following the conclusion of the SUMMIT trial. Representatives of Lazard and two other investment banks with advisory practices competitive with Lazard’s had presented to a subgroup of Company Board members (all Company Board members were invited to attend these presentations) and, following these presentations and further discussions by the Company Board, the Company Board directed management to engage Lazard on an informal basis to evaluate potential strategic options for the Company. An engagement letter was not executed at this time. The Company’s decision to choose Lazard as its financial advisor was based on Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions.

In anticipation of potentially positive results of its SUMMIT trial, the Company began preparations to raise additional funding. To that end, on November 3, 2022, the Company entered into an At-the-Market Sales Agreement (the “Virtu Sales Agreement”), with Virtu Americas LLC (“Virtu”), to sell shares of Company Common Stock, from time to time, through an at-the-market equity offering program pursuant to which the Company could sell common stock for aggregate gross sales proceeds of up to $100.0 million.

On November 9, 2022, after learning the preliminary topline results from the SUMMIT trial, Mr. Kollins communicated the preliminary results of the SUMMIT trial to the Company Board, including the fact that STS101 was numerically, but not statistically, superior to placebo on the co-primary endpoints of freedom from pain and most bothersome symptom at two hours post-administration. STS101 did however demonstrate statistical superiority over placebo on the freedom-from-pain and most-bothersome- symptom endpoints at time points subsequent to the two-hour regulatory time point, from three hours through 48 hours post-administration. Given the results of the SUMMIT trial, no shares of common stock were ever sold pursuant to the Virtu Sales Agreement.

On November 10, 2022, the Company Board held a special meeting to review preliminary results of the SUMMIT trial and discuss disclosure and potential implications of such results. The Company Board and members of the Company’s management discussed various pathways for the Company, including a sale of assets, sale of the Company, reverse merger or other similar transaction or a liquidation and winddown.

On November 11, 2022, a clinical research organization that provided statistical analysis services provided the Company with confirmation of the preliminary results of the SUMMIT trial based on further review and analysis of the data.

On the morning of November 12, 2022, the Company Board held a special meeting to review the SUMMIT trial results. Members of the Company’s management presented these results and the financial position of the Company to the Company Board and representatives of Lazard discussed their initial considerations in light of the SUMMIT data, including the outline of a potential strategic outreach process for the Company primarily targeting potential counterparties with established commercial infrastructure, including a sales force that promoted therapeutic products to neurologists. Following the departure of representatives of Lazard from the meeting, the Company Board and members of the Company’s management discussed various pathways for the Company, including a sale of assets, sale of the Company, reverse merger or other similar transaction or a liquidation and winddown. Given the SUMMIT trial results and based on its consideration of various factors, including current and anticipated future capital markets conditions, the Company’s projected need for substantial additional capital to continue to develop STS101 through potential regulatory approval, the lack of availability of such additional capital and the likely terms on which it would be available and the other factors described in Satsuma’s Solicitation/Recommendation Statement on Schedule 14D-9 in the section titled “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board”, the Company Board determined that the Company would not invest in commercializing STS101 and would actively explore alternatives to maximize value for shareholders.

On November 14, 2022, the Company announced (i) the topline results from the SUMMIT Phase 3 Trial of STS101 for the acute treatment of migraine and (ii) that it did not plan to invest in commercializing STS101 and would actively explore alternatives to maximize value for shareholders, while minimizing cash expenditures.

Following the announcements described above, Lazard launched an outreach process to identify potential counterparties that could be interested in a strategic transaction with the Company. Given that (i) the Company’s primary assets at this time were STS101 and its cash assets; (ii) the Company did not have any product candidates other than STS101; and (iii) that the Company Board had determined that the Company would not independently commercialize STS101, the Company Board determined that an acquisition of the Company would be preferable to a licensing, STS101 asset sale, partnership or other potential strategic transaction that would necessitate further corporate actions or transactions that would likely be economically inefficient, as compared to an acquisition of the Company, in order to convey economic value to the Company’s stockholders. In addition, the Company Board discussed and considered pursuing reverse merger alternatives, but determined not to prioritize pursuit of reverse merger options due to a number of factors, including (i) the fact that a number of biopharmaceutical companies, some with greater cash assets than the Company, were pursuing reverse merger options and would thus represent competition to any initiative undertaken by the Company; (ii) the Company Board and management’s view, based on their extensive industry expertise, corroborated by published biopharmaceutical industry analyses, including a May 2022 white paper study published by a biopharmaceutical industry-focused investment bank that found the majority of reverse mergers were associated poor long-term share price performance, that there would likely be a limited number of potential reverse merger candidates that would be attractive counterparties; (iii) the significant uncertainty as to whether attractive terms for a reverse merger could be secured in the event a viable and attractive counterparty was identified; (iv) the anticipated significant time and expense that would be incurred in pursuing reverse merger alternatives as compared to an acquisition of the Company; (v) the fact that Company management had limited experience in reverse merger processes; and (vi) the Company Board and management’s view, reinforced by input from potential reverse merger advisors, that little, if any, value would likely be ascribed to STS101 in any reverse merger transaction. As a result, the Company Board directed Lazard to focus its efforts on potential strategic merger partners with neurology or other commercial infrastructure and sales capabilities in the United States that would be suitable for targeting prescribers of migraine therapeutics, since they might find STS101 an attractive addition to their commercial portfolios.

Between November 2022 and February 2023, six potential counterparties contacted the Company, and 29 potential counterparties were contacted by Lazard or the Company, including the potential counterparties who had declined to enter into a licensing, partnership or strategic transaction with the Company earlier in the year (other than those focused on ex-U.S. licensing opportunities). Parent was not included in this initial outreach, as it was not in the business of commercializing drug products and as such did not have commercial infrastructure or sales capabilities. As a result of this outreach, the Company entered into non-disclosure agreements with eleven parties, provided post-SUMMIT data and diligence materials to seven parties and engaged with each potential counterparty throughout the process until each counterparty had either expressed that it had decided not to proceed with an acquisition of the Company or ceased responding to the Company’s communications. Of the eleven parties that the Company entered into non-disclosure agreements with, five had customary standstill provisions (four of which contained “don’t ask don’t waive” provisions), each of which terminated automatically upon the announcement of the Merger Agreement. Except as described below, none of the potential counterparties ultimately submitted a proposal to acquire the Company.

On the morning of November 21, 2022, the Company Board held a special meeting to discuss the Company’s activities, including a review of expense and operating activities to preserve cash and updates related to the SUMMIT results and STS101 program and the status of the Company’s strategic activities, including solicitations of interest in the STS101 program and potential strategic and reverse merger alternatives. Based on its consideration of the factors described above, the Company Board determined that the Company would not focus on a reverse merger. Although the Company Board determined to consider any viable and attractive reverse merger, licensing, partnership or other strategic transaction proposed by a potential counterparty, it determined, in its best judgement and with the objective of maximizing value for stockholders, to focus primarily on the sale of STS101 or the Company as a whole until approximately the start of February 2023 because of the factors described in Satsuma’s Solicitation/Recommendation Statement on Schedule 14D-9 in the section titled “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board” and the fact that the Company believes, despite the outcome of the SUMMIT trial, (i) STS101 could be approved by the U.S. Food and Drug Administration (“FDA”) with no further clinical trials (based on interactions with the FDA and input from its expert regulatory consultants), (ii) the commercial potential of STS101 remained significant and would not be significantly impaired as a result of the outcome of the SUMMIT trial (based on primary market research conducted by the Company subsequent to the readout of the SUMMIT trial), (iii) filing a New Drug Application (“NDA”) with the FDA could be achieved in a short period of time with only a nominal incremental investment required and (iv) STS101 remains an attractive investment opportunity, particularly for pharmaceutical companies that have established commercial capabilities and infrastructure. The Company chose February 2023 as an approximate deadline for identifying a buyer of STS101 or the Company because, among other reasons, Lazard had communicated to the Company Board that it believed it would be able to complete its outreach process and determine if there was a viable counterparty for a sale of the Company or STS101 by February 2023 and the Board determined that if a counterparty was not available by such time, the Company may need to seek an alternative transaction structure as soon as possible, given that the Company would continue to incur expenses during the outreach, thus reducing the cash proceeds available to stockholders in the event of a liquidation and winddown. Further, the Company Board and management believed, based on their extensive industry experience and input from multiple investment banks with reverse merger practices, that the greater the value of the Company’s cash assets, the more likely the Company would be able to consummate a reverse merger transaction, if the Company Board were to decide to pursue such transaction. Members of the Company’s management team also addressed personnel issues, and the Company Board approved a severance policy for employees without contractual severance to aid in the retention of employees. The Company Board also discussed the financial implications of continuing development of STS101 through approximately February 2023 so as to maintain the viability of the STS101 program while exploring a sale of STS101 or the Company as a whole, and, in the event that a strategic transaction could not be completed in a timely manner, the general process and approximate timeline to dissolve and winddown the Company.

On December 7, 2022, Mr. Kollins and Mr. Takanashi discussed the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Mr. Takanashi expressed that although Parent preferred the Company to pursue strategic transactions with third parties who would undertake commercialization of STS101, if no third-party proposals were feasible, then Parent may be willing to pursue a strategic transaction to prevent the STS101 program from being discontinued and abandoned.

On the afternoon of December 13, 2022, the Company Board held a regular meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners, including the six parties that remained under non-disclosure agreements with respect to a potential strategic transaction. Members of the Company’s management also discussed the Company’s analysis and findings post-SUMMIT results and provided an update on the financial condition of the Company. Representatives of the Company’s legal counsel, Latham & Watkins LLP (“Latham”) then reviewed the fiduciary duties of directors under Delaware law and related matters.

On the morning of December 20, 2022, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Representatives of Lazard provided a summary and results of their outreach to date and an update on the five parties who were still reviewing a potential strategic transaction with the Company at the time.

On the morning of January 27, 2023, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Representatives of Lazard provided a summary and results of their outreach to date and an update on the one party who was still reviewing a potential strategic transaction with the Company at the time. The Company Board also discussed various considerations related to a potential reverse merger process, including, among other things, timeline, attractiveness of the Company, financial profile of the Company, potential suitors and related matters, as well as various considerations related to a potential winddown and liquidation, including, among other things, timeline, process, potential liquidation amounts, liquidation plan, advisor related matters, and other related matters.

On January 29, 2023, Mr. Kollins met by videoconference with Mr. Takanashi and Dr. Ryoichi Nagata, Chairman and Chief Executive Officer of Parent. The parties discussed the possibility of the Company finding a commercialization partner for STS101, and Dr. Nagata and Mr. Takanashi expressed that if no viable strategic transactions were available, Parent would be interested in pursuing a strategic transaction to maintain the viability of the STS101 program.

Between January 31, 2023, and February 10, 2023, representatives of the Company discussed a potential strategic transaction with representatives of Parent, including Mr. Takanashi.

On the afternoon of February 8, 2023, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners.

Members of the Company’s management and the Company Board then discussed potential strategic pathways for the Company considering the feedback from potential strategic partners, the Company’s cash runway and prospects. The Company Board also discussed various considerations related to a potential reverse merger process, including, among other things, timeline, attractiveness of the Company, financial profile of the Company, potential suitors and related matters, as well as various considerations related to a potential winddown and liquidation, including, among other things, timeline, process, potential liquidation amounts, liquidation plan, advisor related matters, and other related matters.

On February 13, 2023, representatives of Lazard shared an illustrative structure of an acquisition of the Company with representatives of the Company, who later shared these materials with representatives of Parent.

On February 13, 2023, Mr. Kollins contacted a member of executive management at Party A, a publicly traded biopharmaceutical company, to discuss whether Party A would be interested in exploring a potential strategic transaction pursuant to which Party A would commercialize STS101. Party A was not originally included in the initial outreach because, among other reasons, at the time it had limited cash resources at the time and there was limited public information regarding its operations, given that it had only recent become public.

On February 15, 2023, Mr. Kollins, Mr. O’Neil and Mr. Takanashi discussed a potential acquisition of the Company by Parent.

On February 16, 2023, the Company and Party A entered into a non-disclosure agreement which had a customary standstill provision (and “don’t ask don’t waive” provision) that terminated automatically upon the announcement of the Merger Agreement. Later, on February 16, 2023, members of management from both parties met my videoconference to discuss the STS101 program and the Company’s financial position. Following this videoconference, a member of management at Party A expressed that Party A would be interested in a stock-for-stock merger transaction that would value the Company at 110% of its market capitalization. Mr. Kollins asked that Party A provide the company with a written offer and strongly suggested that such offer value the Company at a fixed price per share and include a contingent value right (“CVR”) component to the consideration.

Later on February 16, 2023, Parent submitted a non-binding proposal to the Company to acquire all the outstanding shares of the Company. The proposal indicated the aggregate consideration would be equal to the net cash balance of the Company at the closing of the potential transaction (subject to certain adjustments), plus $1.66 million. The proposal also indicated a willingness to make additional post-closing payments to the Company’s stockholders based on the successful development and commercialization of STS101 through a contingent value rights agreement.

On the morning of February 17, 2023, the Company Board held a special meeting to review Parent’s proposal. At the meeting, among other things, Mr. Takanashi, acting as a representative of Parent, presented the proposal to the Company Board and, following Mr. Takanashi’s departure from the meeting, the Company Board and management discussed their initial thoughts on the proposal and its value to the Company’s shareholders relative to a liquidation and winddown of the Company. The Company Board, Lazard and members of the Company’s management discussed the need for a fixed price per share at the signing of the definitive transaction documents. Mr. Kollins later noted his discussions with Party A to the Company Board and that the Company had not received any written proposals or terms from any other party, other than Parent and Party A. The Company Board and members of the Company’s management also discussed alternative pathways for the Company, including pursuit of a reverse merger or liquidation. Representatives of the Company’s management presented management’s projected costs and payments to shareholders in the event of a liquidation based on an estimated winddown timeline and noted the longer timeline and uncertainty of a reverse merger pathway, particularly in light of the number of competitive public company shells with significantly higher cash balances.

Between February 17, 2023, and February 23, 2023, representatives of the Company and Lazard discussed and prepared a counterproposal to Parent’s February 16 proposal, including revisions to the consideration payable at closing of the potential transaction and the inclusion of a schedule of potential payments pursuant to a potential CVR Agreement.

Between February 17 and February 20, Mr. Kollins continued to discuss the valuation of the Company, the consideration payable in a potential transaction and the merits of stock consideration, cash consideration and CVR payments.

On February 20, 2023, Mr. Kollins requested that Party A provide a viable proposal by the end of that week if Party A wished to be considered as a counterparty in the Company’s strategic transaction process. The Company did not receive any revised proposal or any further communications from Party A and the Company did not attempt to reengage with Party A, given that, among other reasons, Party A was unwilling to include a CVR component to the consideration and receiving stock consideration would require the Company and its advisors to undertake reverse-diligence.

By February 20, 2023, other than Parent, each party who had signed a non-disclosure agreement with the Company in 2022 or 2023 had either indicated they were not interested in pursuing a strategic transaction or had ceased communications with the Company.

On February 23, 2023, representatives of the Company and Mr. Takanashi discussed Parent’s proposal, including the price per share, net cash projections, the premium to net cash amount and the structure of potential payments pursuant to a CVR Agreement. Mr. Takanashi expressed Parent’s sensitivity to an increased premium but indicated a willingness to accommodate a CVR Agreement upon securing a commercial partner for STS101, subject to agreement on the payments due thereunder.

Between February 23, 2023, and February 27, 2023, representatives of the Company and Lazard continued to discuss and prepare a counterproposal to Parent’s February 16 proposal based on the revisions to date and the February 23 discussion with Mr. Takanashi.

On the afternoon of February 27, 2023, the Company Board held a special meeting to review the status of a potential transaction with Parent or other third parties contacted by Lazard, which Mr. Takanashi did not attend. Mr. Kollins updated the Company Board that following its last meeting the remaining potential strategic counterparties (other than Parent) had declined to move forward with a formal set of terms or pursue a strategic transaction with the Company and noted that none of the parties which contacted the Company had provided a proposal other than Party A, who at that point had not responded to Mr. Kollins’s email for a week (and never did respond). Representatives of Lazard then presented to the Company Board (i) a proposed counteroffer regarding Parent’s proposal based on discussions between representatives of Lazard, Latham and the Company’s management, including a potential structure for CVR payments. Following the discussion, the Company Board determined to continue to explore a strategic transaction with Parent and directed management to provide Parent a counterproposal consistent with the Company Board’s discussion regarding the upfront (e.g., initial per share value) based on the estimated cash forecast and premium, as well as a CVR structure consistent with the discussion and feedback from the Company Board. Following the departure of Lazard’s representatives from the meeting, the Company Board discussed formally engaging Lazard and reviewed a proposed engagement letter from Lazard, who had been working with the Company at-risk. After discussion of Lazard’s work for the Company to date and Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions. During the discussion, the Company Board (i) discussed the importance of a fairness opinion in the context of a potential transaction and to compare the potential transaction to a liquidation of the Company, and (ii) approved the terms of the engagement letter as presented, subject to requesting that representatives of management attempt to bifurcate the transaction fee into two tranches, with payments upon delivery of a fairness opinion and closing of a potential transaction.

Later, on February 27, 2023, the Company submitted a counterproposal to Parent which, among other things, indicated that the share price should be fixed at signing (and not subject to adjustment at closing) and based on the Company’s current projected net cash balance at the closing of the potential transaction (subject to certain adjustments and re-confirmed prior to executing definitive transaction documents), plus $7 million (which, based on the projected net cash balance and number of shares outstanding, implied a price per share of approximately $1.08). The counterproposal also provided a schedule of potential payments pursuant to a CVR Agreement, under which payments would be made upon the first commercial sale of STS101 and at the end of the first quarter in which cumulative global net sales of STS101 during the previous four quarters totals or exceeds $50 million, $100 million and $200 million. Cumulatively, these payments would provide for additional value of up to approximately $1.50 per share.

On the morning of March 2, 2023, representatives of the Company and Parent discussed initial monthly cash projections of the Company, including future payment obligations, severance payments, and other items impacting the Company net cash at different points in time. The Company and Parent continued these discussions throughout March.

Later, on March 2, 2023, representatives of the Company and Mr. Takanashi met at the Company’s office in San Francisco to discuss the Company’s February 27 counterproposal. Mr. Takanashi expressed that the consideration paid at closing exceeded Parent’s expectations and inquired about a CVR payment structure based on the proceeds Parent receives from licensing or otherwise disposing of STS101. Mr. Kollins and Mr. O’ Neil shared with Mr. Takanashi initial projections for the net cash balance as of April 30, 2023.

On March 8, 2023, Parent submitted a revised non-binding proposal to the Company to acquire all the outstanding shares of the Company. The revised proposal indicated the aggregate consideration would be equal to the final projected net cash balance of the Company at the closing of the potential transaction (subject to certain adjustments), plus $2 million. The revised proposal also included a potential schedule of payments pursuant to a CVR Agreement, under which payments would be made based upon the surviving company’s achievement of certain thresholds of aggregate net proceeds achieved in the 5 year period following the closing of the potential transaction, with the first threshold at $25 million of aggregate net proceeds and the final threshold at $500 million. Cumulatively, these payments would provide for additional value of up to approximately $4.50 per share.

On the afternoon of March 12, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. The representatives of Lazard then discussed with the Company Board the preliminary cash projections of the Company through a potential closing date and reviewed the proposal relative to the potential funds available for stockholders in a liquidation. The members of management, the Company Board and the representatives of Lazard outlined potential counter-proposal alternatives.

On the evening of March 12, 2023, the Company submitted a counterproposal to Parent. The revised proposal indicated the aggregate consideration would be equal to the final projected net cash balance of the Company as of April 30, 2023 (subject to certain adjustments), plus $2.5 million. The revised proposal also included a potential schedule of payments pursuant to a CVR Agreement, under which payments would be made based upon the surviving company’s achievement of certain thresholds of aggregate net proceeds achieved in the five-year period after Parent recovers its investment, with the first threshold remaining at $25 million and the final threshold remaining at $500 million. Cumulatively, these payments would provide for additional value of up to approximately $5.77 per share.

Later, on March 14, 2023, Parent submitted a revised final proposal to the Company which accepted the Company’s terms, other than certain adjustments to the calculation of the thresholds of aggregate net proceeds (the thresholds themselves and the cumulative payment amounts to shareholders remained the same).

On the evening of March 14, 2023, Mr. Kollins informed members of the Company Board other than Mr. Takanashi (i) that Parent had submitted its final non-binding proposal earlier that day, (ii) that Lazard had recommended the Company retain a second financial advisor to provide a fairness opinion in the potential transaction and (iii) of the status of negotiations with its contract manufacturing service provider regarding an amendment to the development agreement between the Company and such contract manufacturing service provider.

Later, on March 14, 2023, representatives of Lazard and Houlihan Lokey discussed potentially engaging Houlihan Lokey to provide a fairness opinion in connection with the potential transaction with Parent.

On March 17, 2023, representatives of the Company and Parent discussed the status and timeline of the potential transaction and Parent’s due diligence review of the Company.

On March 18, 2023, the Company provided representatives of Parent and its legal counsel, Wilson Sonsini Goodrich & Rosati P.C. (“Wilson Sonsini”) with access to a virtual data room containing diligence materials.

Between March 18, 2023, and April 15, 2023, Parent and Wilson Sonsini conducted a due diligence review of the Company.

Between March 18, 2023, and March 22, 2023, representatives of the Company and Parent discussed general finance operations and preliminary monthly net cash projections.

On the evening of March 22, 2023, Wilson Sonsini sent Latham an initial draft of the Merger Agreement, which provided for a one-step merger and a special meeting of the Company’s shareholders to approve the Merger.

Between March 23, 2023, and April 2, 2023, representatives of the Company and Parent, both directly and through their respective legal advisers, discussed the structure of the potential transaction and the merits of a one-step merger with a shareholder vote and a two-step transaction with a tender offer and back-end merger, including the timeline to a potential closing.

On March 23, 2023, Houlihan Lokey executed a non-disclosure agreement with the Company.

On March 26, 2023, the Company Board approved a plan to reduce the Company’s workforce by nine employees, or approximately 36% of the Company’s headcount, in order to preserve cash while maintaining the viability of the STS101 program for a potential strategic transaction partner. As part of this workforce reduction, the Company determined to terminate the employment of and enter into consulting agreements with (i) its Chief Medical Officer, as the Company’s STS101 clinical trial-related work had been substantially completed; and (ii) its Chief Commercial Officer, as the Company Board had previously determined that the Company would not independently commercialize STS101. Moreover, the ongoing and anticipated future work required of these executives by the Company was not sufficient to merit continuing to employ them in full-time roles.

On the evening of March 28, 2023, Wilson Sonsini sent Latham an initial draft of the CVR Agreement.

On March 29, 2023, Lazard provided the Company with certain customary disclosures with respect to its relationships with Parent, noting that Lazard has no significant relationships with Parent or Parent’s largest shareholder, Nagata & Company, Ltd.

On the evening of March 29, 2023, (i) representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, including whether to remove the minimum net cash condition and the structure of the potential transaction, and (ii) Latham sent Wilson Sonsini a revised draft of the Merger Agreement reflecting the two-step transaction.

On the evening of March 31, 2023, Latham sent Wilson Sonsini a revised draft of the CVR Agreement, which required Parent to use its commercially reasonable efforts to license/sell the STS101 program.

On the afternoon of April 3, 2023, representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, including the structure of the potential transaction, the timeline to a potential announcement of the execution of the Merger Agreement and the required disclosures in Japan and the United States.

On April 3, 2023, the Company and its contract manufacturing service provider entered into an amendment to its Development Agreement, effective as of April 1, in order to continue to secure space in the manufacturing services provider’s manufacturing facility so as to maintain the timeline for final STS101 manufacturing development work, the timeline for production of STS101 intended for commercial sale and the overall visibility of the STS101 program.

On April 4, 2023, representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, and concluded that the potential transaction would have a two-step structure and contain a minimum net cash condition, which would be based on the projected net cash of the Company at the closing, minus a “cushion” amount between the Company’s projected net cash at closing and the minimum net cash condition amount.

Between April 4 and April 9, 2023, Latham and Wilson Sonsini continued to negotiate the outstanding issues in the draft Merger Agreement, including the minimum net cash condition, the structure of the potential transaction, extensions of the tender offer periods upon certain events, indemnification of officers and directors, and termination fee payable by the Company.

On the afternoon of April 7, 2023, representatives of the Company and Parent discussed the minimum net cash condition in the Merger Agreement, the calculation of such net cash amount, the efforts standard and related issues in the CVR Agreement and the timeline to a potential announcement of the execution of the Merger Agreement.

On the afternoon of April 10, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. At the meeting, representatives of Lazard noted that the Company had not received any further inquiries or indications of interest regarding a financing or acquisition of the Company from any third party. Mr. Kollins and representatives from Lazard then discussed the fairness opinion to be given to the Company Board in connection with the Offer and the Merger, noted that the Offer and the Merger were outside the scope of customary fairness opinions given by Lazard and discussed the engagement of Houlihan Lokey to provide a fairness opinion in connection with the Offer and the Merger, including the potential fees payable to Houlihan Lokey. Following the discussion, the Company Board authorized management to formally engage Houlihan Lokey with respect to a fairness opinion in connection with the Offer and the Merger and to continue to share the information required for Houlihan Lokey to perform its financial analyses. Representatives of Latham then reviewed the fiduciary duties of directors under Delaware law and related matters, including a discussion of Parent’s ownership in the Company, its license agreement with the Company and Mr. Takanashi’s status as a board member of the Company. Last, representatives of Latham summarized and reviewed the material terms of the draft definitive agreements for the Offer and the Merger, noting that, after extensive negotiations, the remaining material open issues in the definitive agreements included the price per share, the minimum amount of net cash the Company must have available at closing and the efforts standard in the CVR Agreement.

Between April 10 and April 12, 2023, the Company and Parent continued to engage in ongoing negotiations regarding the price per share, the definition of net cash, the minimum cash condition and the net cash projections of the Company and, through their respective legal advisors, the outstanding terms of the Merger Agreement, CVR Agreement and Tender and Support Agreements.

On April 11, 2023, the Company and Houlihan Lokey executed an engagement letter, effective as of March 30, 2023, with respect to the Company’s request that Houlihan Lokey render an opinion as to whether the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

On the afternoon of April 12, 2023, representatives of the Company and Parent discussed certain business issues regarding the Merger Agreement and, after discussing the latest net cash projections of the Company, agreed on the price per share of $0.91. Following this discussion, representatives of the Company, Parent, Latham, Wilson Sonsini and Lazard held a conference call to resolve outstanding issues regarding the Merger Agreement and the CVR Agreement, including the “cushion” amount between the Company’s projected net cash at closing and the minimum net cash condition amount, the termination fee as a percentage of the implied equity value, the timeline to file SEC documents, indemnification of directors and officers, the interim operating covenants and the term and efforts standard in the CVR Agreement.

On the afternoon of April 13, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. At the meeting, representatives of Latham reviewed material updates to the terms of the draft Merger Agreement and CVR Agreement since the previous Company Board meeting on April 10, including the terms discussed and negotiated with Wilson Sonsini on the April 12 conference call. Representatives of Houlihan Lokey reviewed its preliminary financial analysis of the Company and the Offer and the Merger and the liquidation analysis prepared by management.

Between April 13 and April 15, 2023, the Company, Parent, Latham and Wilson Sonsini negotiated the final terms of the Merger Agreement, CVR Agreement, Tender and Support Agreements and other ancillary agreements.

In the early morning of April 16, 2023, Latham circulated the final versions of the Merger Agreement, CVR Agreement, Tender and Support Agreements, and other ancillary agreements to members of the Company Board, with the exception of Mr. Takanashi, via email, along with a summary of material updates to the documents since the Company Board’s last meeting on April 13, 2023.

Later, on April 16, 2022, the Company Board held a special meeting, together with members of the Company’s management and representatives of Lazard, Houlihan Lokey and Latham. Mr. Takanashi did not attend the meeting and one other director was unable to attend the meeting due to a scheduling conflict. Representatives of Latham reviewed the proposed final terms of the Merger Agreement, CVR Agreement and Tender and Support Agreements, focusing on the changes to these documents since the Company Board meeting on April 13, 2023, and reviewed the fiduciary duties of the directors under Delaware law. In addition, the Company Board reviewed the liquidation analysis prepared by management, the price per share in the Offer and the Merger and the cash requirements necessary to meet its obligations including the minimum net cash condition. During the various discussions, the Company Board asked questions and discussed the terms and features of the proposed Merger, including the agreement reached by Parent and the Company regarding the minimum net cash condition, the calculation of net cash and indemnification of directors and officers. Upon a motion duly made and seconded, the Company Board approved the liquidation analysis prepared by management and authorized Houlihan Lokey to rely on it for purposes of its financial analysis. Representatives of Houlihan Lokey then reviewed its financial analysis of the Company and the Offer and the Merger and the liquidation analysis prepared by management. Thereafter, at the request of the Company Board, representatives of Houlihan Lokey then delivered an oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023) to the effect that, as of the date thereof, and subject to the various assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Offer Consideration and the Merger Consideration to be received by holders of the Company’s Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). After further discussion, taking into account the factors described in Satsuma’s Solicitation/Recommendation

Statement on Schedule 14D-9 in the section titled “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board”, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and in the best interests of the Company and its stockholders and recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer.

On the afternoon of April 16, 2023, the Company and Parent executed the Merger Agreement, and Parent and each of the Support Stockholders concurrently executed the Tender and Support Agreements. Before the opening of Tokyo Stock Exchange trading on April 17, 2023 (and on the evening of April 16, Pacific standard time), Parent and the Company each issued a press release announcing the Company and Parent’s entry into the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will (and Parent will cause Purchaser to) commence the Offer as promptly as practicable after April 16, 2023, but in no event more than fifteen business days thereafter. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 17—“Certain Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 17—“Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, accept and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly on or after the Expiration Time (such time of acceptance, the “Acceptance Time”). Pursuant to the Merger Agreement, unless extended or earlier terminated pursuant to and in accordance with the terms of the Merger Agreement, the Offer is initially scheduled to expire at midnight, Eastern Time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Section 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act) following the commencement of the Offer, but may be extended and re-extended as described below (as such time and date may be extended, the “Expiration Time”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any Offer Conditions to increase the Offer Price or to make any other changes and conditions of the Offer, except that Parent and Purchaser shall not, without the prior written consent of the Company, (i) waive (x) the Minimum Condition, (y) the Governmental Entity Condition, or (z) the condition that the Merger Agreement has been terminated pursuant to its terms; nor (ii) make any changes in the terms of or conditions to the Offer that: (a) changes the form of consideration to be paid in the Offer, (b) reduces the consideration to be paid in the Offer (by proposing to change the Offer Price or otherwise) or decreases the number of Shares sought in the Offer (in each case other than an equitable adjustment made to eliminate the effects of a Share Adjustment (as defined in the Merger Agreement)), (c) extends the Offer (other than in a manner required or permitted by the Merger Agreement), (d) imposes conditions to the Offer, other than those set forth in the Merger Agreement, (e) amends or modifies any term of or condition to the Offer (including the conditions set forth in the Merger Agreement) in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on the holders of the Shares, or (f) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with the Merger Agreement.

The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement. Subject to Parent’s rights to terminate the Merger Agreement in accordance with its terms, (i) if, on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that Purchaser shall not be required to extend the Offer beyond the Termination Date; and (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by applicable law, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer.

If the Merger Agreement is validly terminated in accordance with its terms, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer (ii) not acquire any Shares pursuant to the Offer, and (iii) cause the Depositary to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger, pursuant to which:

•	Purchaser shall be merged with and into Satsuma and the separate existence of Purchaser shall thereupon cease; and

•	Satsuma shall continue its existence under the DGCL as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.

The Merger will be governed by Section 251(h) of the DGCL and the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the shareholders of the Company, in accordance with Section 251(h) of the DGCL. The effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the DGCL.

Unless the Merger Agreement has been terminated pursuant to its terms, the closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time, and in no event later than three (3) business days following the day on which the last to be satisfied of the applicable conditions set forth in the Merger Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”). Upon the Closing, the Company and Parent shall cause a certificate of merger (the “Certificate of Merger”) with respect to the Merger in substantially the form attached to the Merger Agreement to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Merger will become effective when duly filed or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

The obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction (or mutual waiver by the Company, Parent and the Purchaser, if permissible under applicable law) of the following conditions:

•

Purchaser shall have accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and such Shares accepted shall be equal to or in excess of the Minimum Condition; and

•

No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

None of Company, Parent, or Purchaser may rely on the failure of any condition set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s material breach of any provision of the Merger Agreement.

Effect on Capital Stock.

•

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser Parties (including Shares purchased by Purchaser in the Offer) or Shares held in treasury, if any (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”), and Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares (“Dissenting Shares”)) shall be automatically converted into the right to receive (i) the Cash Consideration plus (ii) one CVR representing the right to receive, subject to the terms and conditions of the CVR Agreement, the consideration set forth in the CVR Agreement (the CVRs and together with the aggregate Cash Consideration, the “Merger Consideration”);

•

At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (i) each certificate formerly representing any of the Shares (other than Excluded Shares and Dissenting Shares) and (ii) each book-entry account formerly representing any uncertificated Shares (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest, in each case to be issued or paid in consideration therefor upon surrender of such certificate in accordance with the Merger Agreement, in the case of certificated Shares, and upon receipt by the Exchange Agent of an “agent’s message” in customary form in accordance with the Merger Agreement in the case of uncertificated Shares;

•

Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holder thereof, cease to be outstanding, and be cancelled without payment of any consideration therefor and shall cease to exist; and

•

Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Options.

Each outstanding, unexercised option to purchases Shares (each, a “Company Option”) that is vested at the Effective Time, or that vests as a result of the consummation of the transactions contemplated by the Merger Agreement (each, a “Vested Company Option”) and has an exercise price per Share that is less than $0.91 shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted automatically into the right to receive (i) an amount (without interest) in cash, equal in value to (a) the total number of Shares subject to the Vested Company Option multiplied by (b) the excess, if any, of $0.91 over the exercise price per Share underlying such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment, and (ii) a CVR. Each Vested Company Option that has an exercise price per Share that is greater than or equal to $0.91 will be cancelled immediately for no consideration or payment and without any further action on the part of any Person.

Each Company Option that is not a Vested Company Option shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled immediately for no consideration or payment. Following the

Effective Time, no unvested Company Option shall remain outstanding, and each former holder of an unvested Company Option shall cease to have any rights with respect thereto.

Treatment of Stock Plan. As soon as practicable after April 16, 2023, the Company is obligated to take all actions with respect to the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”) (including, if appropriate, amending the terms of the ESPP) to provide that no offering periods will commence under the ESPP after April 16, 2023 and shall terminate the ESPP prior to the Effective Time.

Treatment of Company Equity Awards. At or prior to the Effective Time, Satsuma and the Satsuma Board are obligated to adopt any resolutions and take any actions which are necessary to effectuate the treatment of the Company Options as set forth above. As of the Effective Time, the Company’s 2019 Incentive Award Plan and the Company’s 2016 Equity Incentive Plan will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock of the Company or any Company Subsidiary will be cancelled.

Adjustment to the Merger Consideration. The Merger Agreement provides that if at any time between April 16, 2023 and the Effective Time any change in the number of outstanding Shares shall occur as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, reorganization, subdivision, or other similar transaction, the amount of the Merger Consideration as provided in the Merger Agreement shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

Certificate of Incorporation and Bylaws. Under the Merger Agreement, at the Effective Time, (i) the Certificate of Incorporation of Satsuma shall be amended and restated so as to read in its entirety as set forth in Exhibit A to the Merger Agreement, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law; and (ii) the bylaws of the Company shall be amended and restated to conform to the bylaws of Purchaser (except that references to the name of Purchaser shall be replaced with the name of the Company), and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof or by applicable law.

Board of Directors and Officers at the Effective Time. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the surviving corporation. The officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the surviving corporation.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Satsuma’s stockholders of its terms and is not intended to provide any other factual information about Satsuma, contains various representations and warranties made by Satsuma to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Satsuma. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Satsuma, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in confidential disclosure letters that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure letters contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Satsuma, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Satsuma, Parent and Purchaser that may be different from those which are applicable to Satsuma’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after April 16, 2023, which subsequent information may or may not be fully reflected in Satsuma’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Satsuma, Parent or Purchaser. Except for the rights of Satsuma’s stockholders to receive the Offer Price and/or the Merger Consideration, as applicable, and for the rights of the holders of Vested Company Options, to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Vested Company Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Satsuma, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Satsuma made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization, standing and qualifications of Satsuma and its subsidiaries;

•	Satsuma’s and its subsidiaries’ capitalization;

•	the outstanding capital stock of Satsuma;

•	Satsuma’s corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	the due execution and delivery by Satsuma of the Merger Agreement and the enforceability of the Merger Agreement against Satsuma;

•	the Satsuma Board’s actions in support of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	Satsuma’s SEC filings and compliance with the applicable provisions of the Sarbanes-Oxley Act;

•	Satsuma’s financial statements, disclosure controls and internal controls;

•	the accuracy of information provided by Satsuma for inclusion in certain SEC filings relating to the Offer;

•	the absence of undisclosed liabilities;

•	the absence of certain changes involving Satsuma and its subsidiaries since February 28, 2023;

•	the absence of material pending or threatened legal proceedings against Satsuma or its subsidiaries;

•	Satsuma’s and its subsidiaries’ employee benefit plans, ERISA matters and other employment benefit matters;

•	Satsuma’s and its subsidiaries’ labor matters;

•	Satsuma’s and its subsidiaries’ permits and compliance with applicable laws;

•	Satsuma’s and its subsidiaries’ material contracts;

•	Satsuma’s and its subsidiaries’ environmental matters;

•	Satsuma’s and its subsidiaries’ tax matters;

•	Satsuma’s and its subsidiaries’ intellectual property;

•	Satsuma’s and its subsidiaries’ privacy, data processing and data security matters;

•	certain healthcare regulatory matters regarding Satsuma and its subsidiaries;

•	Satsuma’s and its subsidiaries’ real property;

•	Satsuma’s and its subsidiaries’ insurance;

•	the accuracy of the information supplied by Satsuma for inclusion in certain SEC filings relating to the Offer;

•	brokers’ and other advisors’ fees or commission payable by Satsuma in connection with the Merger and related transactions;

•	an opinion of Satsuma’s financial advisor;

•	state anti-takeover statutes;

•	certain FCPA, CFIUS and export control and trade sanctions matters; and

•	bank accounts.

Some of the representations and warranties in the Merger Agreement made by Satsuma are qualified as to “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company and a “Material Adverse Effect” means any fact, circumstance, effect, change, event, or development (an “Effect”) that, individually or in the aggregate with all other Effects, (i) materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of such person or entity (“Person”) and its subsidiaries, taken as a whole or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Contemplated Transactions”) by such Person, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (a) changes or conditions generally affecting the industries in which such Person and any of its subsidiaries operate, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (b) general economic or political conditions or securities, credit, banking, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its subsidiaries operate in respect of the business conducted in such industries, (c) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by the definition set forth in the Merger Agreement), (d) the public announcement or pendency of the Contemplated Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its subsidiaries with employees, labor unions, customers, suppliers or partners, (e) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by the definition set forth in the Merger Agreement), (f) any change in applicable law, regulation or United States generally accepted accounting principles (or authoritative interpretation thereof), except to the extent such Effect has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its subsidiaries operate in respect of the business conducted in such industries, (g) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of April 16, 2023, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its subsidiaries operate in respect of the business conducted in such industries, (h) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its subsidiaries operate in respect of the business conducted in such industries, (i) any health emergency, epidemic, pandemic or disease outbreak (including Covid-19) and any action by a governmental entity in response thereto, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its subsidiaries operate in respect of the business conducted in such industries, (j) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the Contemplated Transactions, (k) any taking of any action not required by the Merger Agreement at the written request of the other parties to the Merger Agreement and (l) the disclosures set forth in Schedule II to the Merger Agreement or actions taken pursuant to such disclosure.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Satsuma with respect to:

•	the corporate organization, standing and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s respective power and authority relating to the Merger Agreement and the transactions contemplated thereby and required authorizations;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the validity and enforceability of the Merger Agreement against Parent and Purchaser;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

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the absence of pending or, to the knowledge of Parent, threatened legal proceedings or judgments against Parent or Purchaser that would have, or reasonably be expected to have, a Parent Material Adverse Effect;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•	brokers’ and other advisors’ fees or commission payable by Parent or Purchaser based on arrangements made by Parent or Purchaser;

•	the availability of sufficient funds to consummate the Offer, the Merger and the other Contemplated Transactions;

•	the absence of a requirement for a vote of the stockholders of Parent to consummate the Offer or the Merger;

•	ownership of Shares by Parent, Purchaser and their respective affiliates.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has prevented or materially impaired or materially delayed the consummation of the Contemplated Transactions or would reasonably be expected to prevent or materially impair or materially delay the consummation of Contemplated Transactions.

None of the representations or warranties contained in the Merger Agreement will survive the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. During the period from April 16, 2023 through the Closing or the date, if any, on which the Merger Agreement is earlier validly terminated pursuant to the termination provisions of the Merger Agreement (the “Pre-Closing Period”), except (i) as set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement (ii) as required or specifically contemplated by the Merger Agreement, (iii) as required by applicable law, (iv) in connection with the COVID-19 pandemic, to the extent reasonably necessary, (a) to protect the health and safety of the Company’s employees, (b) to respond to third party supply or service disruptions caused by the COVID-19 pandemic or (c) as required by any applicable Law, directive or guideline from any governmental entity arising out of, or otherwise related to, the COVID-19 pandemic (including any response to COVID-19), or (v) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) the Company is required to (a) use commercially reasonable efforts to conduct its business in the ordinary course in all material respects and (b) use commercially reasonable efforts to preserve intact its business organization and material business relationships and keep available the services of its current officers and employees, including in each case necessary for or related to the research, development (clinical or otherwise), manufacture or commercialization of Company product candidate STS101. In addition, and without limiting the generality of the foregoing, except for matters set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement, or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not do any of the following (provided that no such consent of Parent may be required to the extent the Company reasonably believes, based on its outside counsel’s advice, that obtaining such consent may violate any laws):

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(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any securities of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (a) the withholding of Shares to satisfy the exercise price and/or tax obligations with respect to awards granted pursuant to the Company Stock Plans, (b) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, and (c) the acquisition, repurchase or redemption by the Company of Shares outstanding as of April 16, 2023 pursuant to the Company’s right (under written commitments in effect as of April 16, 2023) to acquire Shares held by any officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company upon termination of such Person’s employment or engagement by the Company;

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issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien, other than permitted liens, (i) any shares of capital stock of the Company, (ii) any other equity interests or voting securities of the Company, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in the Company, or (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in the Company, except, in each case of (i)-(iii), for issuing Shares upon the exercise of Company Options or other equity awards outstanding under the Company Stock Plans in accordance with their respective terms as of April 16, 2023;

•	amend the Company charter or the Company bylaws (including by merger, consolidation or otherwise) except as may be required by applicable law;

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except as required by applicable law, existing written commitment or as required by the terms of any Company Plan set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement as in effect on April 16, 2023 and other than due to de minimis administrative amendments that do not have the effect of materially enhancing any benefits thereunder or otherwise result in a material increase of costs to the Company: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits payable to any employee, consultant, or independent contractor of the Company, (ii) grant, announce or pay any new, retention, change in control or other similar bonus to any employee, consultant, or independent contractor of the Company, (iii) grant any new Company Options or other equity-based awards or amend or modify the terms of any outstanding Company Options or other equity-based awards, (iv) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation, (v) pay or agree to pay to any person any pension, retirement allowance or other post-termination benefit not required by the terms of any Company Plan existing as of April 16, 2023, (vi) enter into any new, or amend any existing, employment or severance or termination agreement with any Company employee, other than with non-officer employees in the ordinary course, (vii) establish, amend, terminate, or increase the benefits or costs provided under, any employee benefit plan of the Company (each, a “Company Plan”), other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise result in increased costs to the Company, (viii) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company, or (ix) hire, promote or terminate (without cause) any employee, consultant, or independent contractor of the Company;

•	make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or SEC rules and regulations (after April 16, 2023);

•	directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person;

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sell, lease (as lessor), license, covenant not to assert, mortgage, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any lien (other than any permitted lien), or otherwise dispose of any properties, rights or assets (including any Company intellectual property) that are material to the Company (including any that are necessary for or related to the research, development (clinical or otherwise), manufacture or commercialization of Company product candidate STS101), except (i) pursuant to contracts or commitments in effect on April 16, 2023 (or entered into after April 16, 2023 without violating the terms of the Merger Agreement), (ii) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, or (iii) in relation to mortgages, liens and pledges to secure indebtedness for borrowed money permitted to be incurred under the interim operating covenants of the Merger Agreement and guarantees thereof;

•	incur any indebtedness;

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incur, authorize or commit to incur any material capital expenditures other than (i) consistent in all respects with the capital expenditure budget set forth in the operating plan delivered to Parent on April 14, 2023 in the Microsoft excel file entitled “STSA Monthly Cash Projections FINAL (04.14.2023)” (the “Operating Plan”); (ii) pursuant to obligations imposed by Company Material Contracts (as defined in the Merger Agreement) or Company leases; (iii) pursuant to agreements in effect prior to April 16, 2023 or (iv) Transaction Expenses;

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waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create material obligations of the Company other than the payment of monetary damages (i) equal to or less than the amounts reserved with respect thereto on the Company SEC documents or (ii) as contemplated by the Merger Agreement not in excess of $25,000 in the aggregate;

•	enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union contract applicable to the employees of the Company;

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abandon, allow to lapse, subject to a lien (other than permitted liens), assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, any Company intellectual property, or enter into licenses or agreements that impose material restrictions upon the Company with respect to any Company intellectual property owned by any third party, in each case including any Company intellectual property that are necessary for the research, development, manufacture or commercialization of Company product candidate STS101;

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other than in the ordinary course of business, materially amend or modify any Company Material Contract or enter into, materially amend or modify any contract that would be a Company Material Contract if it had been entered into prior to April 16, 2023;

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except as required by applicable law, make, change or revoke any material tax election, change any method of tax accounting or annual tax accounting period, amend any income or other material tax return, settle any claim, action or proceeding relating to material taxes, waive any statute of limitations for any material tax claim or assessment (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business), obtain or request any tax ruling or closing agreement, or surrender any right to obtain a material tax refund;

•	enter into any new line of business outside of its existing business;

•	commence any clinical trial of any product candidate of the Company;

•	dissolve or liquidate the Company;

•	conduct any activity, incur any material obligations or costs or enter into any agreement with respect thereto, except as consistent in all material respects with the Operating Plan; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Access to Information. The Merger Agreement requires that during the Pre-Closing Period, upon reasonable notice, and except as may otherwise be required by applicable law, the Company must afford Parent and its representatives reasonable access (at the requesting party’s cost) under the supervision of appropriate personnel of the Company during normal business hours to the Company’s, employees, properties, assets, books, records and contracts and, during such period, the Company must furnish promptly to Parent all information concerning its capital stock, business and personnel as may reasonably be requested, subject to certain restrictions and qualifications described in the Merger Agreement.

No Solicitation of Acquisition Proposals. Satsuma has agreed that during the Pre-Closing Period, except as expressly permitted by the Merger Agreement, it will not, and will cause its directors, officers and employees not to, and will cause its respective investment bankers, attorneys, accountants and other advisors, agents or representatives to not, directly or indirectly: (i) solicit, initiate, induce, encourage or facilitate (including by way of granting a waiver under Section 203 of the DGCL) any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined below), (ii) participate in any negotiations or discussions or cooperate in any way with any Person regarding any proposal or offer the consummation of which would constitute a Company Acquisition Proposal, (iii) provide any information or data concerning the Company to any Person in connection with any proposal that, if consummated, would constitute a Company Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Company Acquisition Proposal; (iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to, a Company Acquisition Proposal; (v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to a Company Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); take any action or exempt any Person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Satsuma’s organizational or other governing documents or (vi) resolve, publicly propose or agree to do any of the foregoing.

The Merger Agreement also requires Satsuma to, and to cause its representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Persons conducted prior to April 16, 2023 with respect to any Company Acquisition Proposal or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. As soon as reasonably practicable after April 16, 2023, Satsuma is required to deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Company Acquisition Proposal within the last 90 days, to the effect that Satsuma is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective on April 16, 2023 and requesting the prompt return or destruction of all confidential information previously furnished to such Person.

“Company Acquisition Proposal” means any proposal (other than an offer or proposal made by SNBL or any of its subsidiaries) for (i) any merger, reverse merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Satsuma; (ii) issuance or acquisition of securities representing more than 20% of the outstanding shares of any class of voting securities of Satsuma; (iii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Satsuma that constitute or account for (x) more than 20% of the consolidated net revenues of Satsuma, consolidated net income of Satsuma or consolidated book value of Satsuma; or (y) more than 20% of the fair market value of the consolidated assets of Satsuma; or (iv) any liquidation or dissolution of Satsuma.

Notwithstanding anything to the contrary in Satsuma’s non-solicitations covenants in the Merger Agreement, if, prior to the Acceptance Time, Satsuma receives an unsolicited, bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was made after April 16, 2023 and has not been withdrawn) that did not result from a breach, in any material respect, of Satsuma’s non-solicitations covenants in the Merger Agreement, then Satsuma may, so long as it has provided prior written notice to Parent of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) provide access to non-public information regarding Satsuma to the Person making such Company Acquisition Proposal so long as such information has previously been made available to SNBL or is provided to SNBL substantially concurrently with the making of such information available to such third party and that, prior to furnishing any such non-public information, Satsuma receives from the Person who made such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the confidentiality and non-use terms are on SNBL under the Licensing and Assignment Agreement between Satsuma and SNBL (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal) and (ii) participate or engage in any negotiations or discussions with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Satsuma Board determines in good faith after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation that (A) such Company Acquisition Proposal either constitutes a Company Superior Proposal (as defined below), or would reasonably be expected to result in, a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

A “Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal on terms which the Satsuma Board determines in its good faith judgment, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms (taking into account all legal, financial and regulatory aspects of the proposal and the party making the proposal) and, if consummated, would result in a transaction more favorable to the Satsuma stockholders in their capacities as such from a financial point of view than the Offer and the Merger (after taking into account any changes to the terms of the Contemplated Transactions made in accordance with the Merger Agreement and the time likely required to consummate such Company Acquisition Proposal); except that for purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of “Company Superior Proposal” will be deemed to be references to be “50%.”

The Merger Agreement requires Satsuma to notify SNBL (orally and in writing) promptly (and, in any event, within 24 hours) if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by Satsuma, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from Satsuma or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated or continued with Satsuma, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep SNBL informed, on a current basis (and in any event within 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above. Satsuma agreed that it will not enter into any confidentiality agreement with any Person subsequent to April 16, 2023 which prohibits Satsuma from providing any information to SNBL in accordance with the Merger Agreement or otherwise prohibits Satsuma from complying with its obligations under the Merger Agreement. Satsuma further agreed that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to April 16, 2023 unless such Person agrees prior to receipt of such information to waive any provision that would prohibit Satsuma from providing any information to SNBL in accordance with the Merger Agreement or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

Changes in Satsuma’s Board Recommendation

Satsuma has agreed that, except as provided in the Merger Agreement, the Satsuma Board and each committee of the Satsuma Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the Company Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, or remove the Company Board Recommendation from or fail to include the Company Board Recommendation in Satsuma’s Schedule 14D-9 (each, a “Company Change in Recommendation”), (ii) cause or permit Satsuma to enter into any agreement (other than a confidentiality agreement referred to in Satsuma’s non-solicitation covenants in the Merger Agreement entered into in compliance with such covenant) relating to or that could reasonably be expected to lead to any Company Acquisition Proposal or requiring Satsuma (or that would require or could reasonably be expected to require Satsuma) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the Contemplated Transactions (a “Company Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in the Merger Agreement, following receipt of an unsolicited, bona fide written Company Acquisition Proposal by Satsuma after April 16, 2023 that did not result from a material breach of Satsuma’s non-solicitations covenants in the Merger Agreement and with respect to which Satsuma has received a written, definitive form of Company Alternative Acquisition Agreement that has not been withdrawn, and the Satsuma

Board determining in good faith, after consultation with independent financial advisors of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Satsuma Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation with respect to such Company Superior Proposal, subject to certain conditions in the Merger Agreement being met.

Notwithstanding anything to the contrary set forth in the Merger Agreement, upon the occurrence of any Company Intervening Event (as defined below), the Company Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation, subject to certain conditions in the Merger Agreement being met.

“Company Intervening Event” means any event or development that has a material effect on Satsuma, occurring or arising after April 16, 2023 that (i) was not known to, or reasonably foreseeable by the Satsuma Board prior to April 16, 2023, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Satsuma Board prior to the Acceptance Time and (ii) does not relate to (a) a Company Acquisition Proposal or (b) (1) any changes in the market price or trading volume of Satsuma, (2) Satsuma meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself, (3) any event or development generally affecting the industries in which Satsuma operates or in the economy generally or other general business, financial or market conditions, (4) any change in any applicable law and (5) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by Satsuma or SNBL(or refrained to be taken by either party) pursuant to the Merger Agreement or the consummation of the Contemplated Transactions.

Directors’ and Officers’ Insurance and Indemnification. The Merger Agreement requires that all rights to indemnification by Satsuma existing in favor of those persons who are current or former directors and officers of Satsuma as of or prior to April 16, 2023 (each an “Indemnified Person”) for their acts and omissions as directors and officers of the Company occurring prior to the Acceptance Time, as provided in Satsuma’s charter and bylaws and as provided in any indemnification agreements between Satsuma and said Indemnified Persons (as in effect as of April 16, 2023), shall survive the Merger and Parent shall cause such rights to be observed and complied with by the Surviving Corporation and its subsidiaries to the fullest extent permitted by Delaware law for a period of six years from the date on which the Merger becomes effective.

Without limiting the generality of the above, from and after the Acceptance Time, the Surviving Corporation is required to (and Parent is required to cause the Surviving Corporation to), indemnify and hold harmless each Indemnified Person against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acceptance Time, whether asserted or claimed prior to, at or after the Acceptance Time, to the fullest extent permitted under or required by applicable law or the indemnification agreements in effect on April 16, 2023. Parent also agreed to promptly advance expenses as incurred by each Indemnified Person to the fullest extent permitted under or required by applicable law or the indemnification agreements in effect on April 16, 2023.

Prior to the Acceptance Time, Satsuma will purchase, at its expense, a six year “tail policy” for the existing Side A policy of directors’ and officers’ liability insurance maintained by Satsuma as of April 16, 2023 in the form delivered or made available by the Company to Parent prior to April 16, 2023 at a premium not to exceed 200% of the annual premiums currently paid by Satsuma for such insurance.

Reasonable Best Efforts. Each party is obligated to cooperate with each other party and must use reasonable best efforts to file, as soon as practicable after April 16, 2023, all notices, reports and other documents required to be filed by such party in connection with any governmental entity, with respect to the Merger and the Contemplated Transactions, and to submit promptly any information reasonably requested by any governmental entity. Each of the Company and Parent are obligated to give the other party prompt notice of the commencement or known threat of commencement of any legal proceeding by or before any governmental entity with respect to the Contemplated Transactions, keep the other party reasonably informed as to the status of any such legal proceeding or threat, and in connection with any such legal proceeding, each of the Company or Parent is required to permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with any such legal proceeding.

Subject to the immediately following sentence, Parent and the Company are required to use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the Contemplated Transactions. Without limiting the generality of the foregoing, but subject to the immediately following paragraph, each party must: (i) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions; (ii) use reasonable best efforts to obtain the required consents set forth in the confidential disclosure letter provided to Parent by the Company; and (iii) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger.

Notwithstanding anything to the contrary stated above, neither Parent, Purchaser or the Company has any obligation under the Merger Agreement to divest or agree to divest (or cause any of its subsidiaries to divest or agree to divest) any of its respective material businesses, material product lines or material assets, or to take or agree to take (or cause any of its subsidiaries to take or agree to take) any other material action or agree (or cause any of its subsidiaries to agree) to any material limitation or material restriction on any of its respective material businesses, material product lines or material assets and neither Parent, Purchaser or the Company shall do any of the foregoing without the prior consent of the other parties.

Takeover Statutes. Satsuma and the Satsuma Board and SNBL and the SNBL Board are obligated to use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement or the Contemplated Transactions and (y) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement or the Contemplated Transactions, take all action reasonably appropriate to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

Stock Exchange Delisting. The Company and Parent are obligated to take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the Nasdaq Global Market to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as possible following the Effective Time.

Notification of Material Events. During the Pre-Closing Period, Parent, Purchaser and the Company are obligated to promptly notify the other party in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in the Merger Agreement impossible or unlikely or (in the case of the Company) that has had or could reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, each of Parent, Purchaser and the Company is obligated to promptly advise the other party in writing of (i) any claim asserted or legal proceeding commenced, or, to the party’s knowledge, either: (a) with respect to a governmental entity, overtly threatened; or (b) with respect to any other Person, threatened in writing, in each case against, relating to, involving or otherwise affecting any of the Contemplated Transactions; (ii) any knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or any of the other Contemplated Transactions; and (iii) any other material legal proceeding or material claim threatened, commenced or asserted against or with respect to any party or its respective subsidiaries.

Section 16 Matters. The Satsuma Board (or a duly authorized committee thereof) is obligated, prior to the Effective Time, to take all such actions within its control as may be necessary or appropriate to cause the

Contemplated Transactions and any other dispositions of equity securities of the Company in connection with the Contemplated Transactions by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Termination. The Merger Agreement may be terminated, and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of Parent and Satsuma;

•	by either Parent or Satsuma if:

•

the Acceptance Time shall not have occurred by the Termination Date, except that the right to terminate the Merger Agreement under this provision will not be available to any party whose material breach of any provision of the Merger Agreement was the cause of, or resulted in, the failure of the Acceptance Time to occur by the Termination Date;

•

the Offer shall have terminated or expired in accordance with its terms as a result of the non-satisfaction of the Minimum Condition (subject to the rights and obligations of Parent or Purchaser to extend the Offer in accordance with the Merger Agreement); except that the right to terminate the Merger Agreement under this provision will not be available to (x) Parent or Purchaser if Parent or Purchaser failed to comply in any material respect with their respective obligations under the Merger Agreement to extend the Offer or accept the Shares for payment or (y) the Company if the Company shall have failed to comply in any material respects with its non-solicitation covenant or its obligations under the Merger Agreement to file the Schedule 14D-9 and provide a list of stockholders of the Company; or

•

any law or judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; except that the right to terminate the Merger Agreement under this provision will not be available to any party if its material breach of any provision of the Merger Agreement has been the cause of, or resulted in the failure of the Acceptance Time to occur by the Termination Date.

•	by Satsuma, if:

•

there has been a breach of any representation, warranty, covenant or agreement made by Parent or Purchaser in the Merger Agreement, or any such representation and warranty shall have become untrue after April 16, 2023, such that:

•

(i) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement (except for the representations and warranties in respect of organization and good standing, corporate authority and approval, and brokers) were not true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of April 16, 2023 or shall not be true and correct at and as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (x) any of the representations and warranties of Parent or Purchaser in respect of organization and good standing, corporate authority and approval, and brokers were not true and correct in all material respects at and as of April 16, 2023 or shall not be true and correct as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date); (y) any of the representations and warranties of Parent or Purchaser in respect of sufficiency of funds were not true and correct in all respects at and as of April 16, 2023 or shall not be true and correct at and as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date); or (z) either Parent or Purchaser shall not have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Acceptance Time; and

•

such breach or failure to be true is not curable by the Termination Date or, if curable, is not cured prior to the earlier of (i) 20 days following notice to Parent from the Company of such breach or failure and (ii) the date that is three business days prior to the Termination Date; except that the Company shall not have the right to terminate the Merger Agreement pursuant to this provision if the Company is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•

(i) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of its non-solicitation covenants under the Merger Agreement, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a material breach of the Merger Agreement, (ii) concurrently with the termination of the Merger Agreement, the Company, subject to complying with the terms of its non-solicitation covenants under the Merger Agreement, enters into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a material breach of the Merger Agreement, and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds the Termination Fee (described below); or

•	the CVR Agreement shall not have been executed by Parent, Purchaser or the Rights Agent or shall not be in full force and effect at the Acceptance Time.

•	by Parent, if:

•	the Company Board shall have made a Company Change in Recommendation;

•	the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or Company 13E-3;

•

a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer;

•	the Company shall have materially breached or shall have failed to perform in any material respect its non-solicitation covenants; or

•

at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or any such representation and warranty shall have become untrue after April 16, 2023, such that the conditions to the Offer regarding the accuracy of the Company’s representations and warranties and its compliance with covenants set forth in the Merger Agreement would not be satisfied by the Termination Date and such breach or failure to be true is not curable by the Termination Date or, if curable, is not cured prior to the earlier of (i) 20 days following notice to the Company from Parent of such breach or failure and (ii) the date that is three business days prior to the Termination Date; except that Parent shall not have the right to terminate the Merger Agreement pursuant to this provision if Parent is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.

Effect of Termination. In the event of termination of the Merger Agreement and the abandonment of the Merger pursuant to the terms of the Merger Agreement, the Merger Agreement (other than as set forth in the effect of termination and survival provisions thereto) will become void and of no effect with no liability on the part of any party (or of any of its respective representatives); except that no such termination shall relieve (i) any party from any liability for Fraud or Willful Breach of the Merger Agreement prior to such termination and (ii) the Company from any obligation to pay, if applicable, the Termination Fee (described below). For purposes of the Merger Agreement: (a) the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of the Merger Agreement, regardless of whether breaching was the object of the act or failure to act and (b) the term “Fraud” means, with respect to any party, an act by such party in the making of a representation or warranty in the Merger Agreement, as applicable, or in any certificate delivered pursuant thereto, and that (I) constitutes a false, materially incomplete or materially inaccurate representation of a material fact set forth in the representations and warranties in the Merger Agreement, as applicable, or in any certificate delivered pursuant thereto; (II) is made with knowledge by the party making such representation or warranty that such representation or warranty is false, materially incomplete or materially inaccurate; (III) is made with a specific intention by the party making such representation or warranty to induce the party to whom such representation or warranty was made to act or refrain from acting in reliance upon it; (IV) causes that party to whom such representation or warranty was made to take or refrain from taking action; and (V) causes such party to whom such representation or warranty was made to suffer damage by reason of such reliance.

Termination Fee

The Merger Agreement also provides that the payment of a $905,136 termination fee (the “Termination Fee”) will be payable by Company to Parent if:

•

prior to the Acceptance Time, the Merger Agreement is terminated by Parent due to (i) the Company Board having made a Company Change in Recommendation, (ii) the Company having failed to include the Company Board Recommendation in the Schedule 14D-9 or Company’s Schedule 13E-3 filing, (iii) a tender offer or exchange offer for outstanding Shares having been commenced (other than by Parent or an affiliate of Parent) and the Company Board having recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Company Board having failed to recommend against acceptance of such offer; or (iv) the Company having materially breached or failed to perform in any material respect certain obligations in the Merger Agreement including with respect to its non-solicitation covenant;

•

prior to the Acceptance Time, the Merger Agreement is terminated by the Company due to the Company Board having authorized, to the extent permitted by its non-solicitation covenant, the Company’s entry into a binding written definitive acquisition agreement providing for the consummation of a Company Superior Proposal that did not result from a material breach of the Merger Agreement and, concurrently with the Company’s termination the Merger Agreement, the Company enters into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal; or

•

(i) either the Company or Parent terminates the Merger Agreement due to the failure to complete the Offer, (ii) prior to such termination, but after the date of the Merger Agreement, a Company Acquisition Proposal shall have been publicly disclosed and not publicly withdrawn and (iii) within 12 months after the date of the termination of the Merger Agreement due to the failure to complete the Offer, the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal which is subsequently consummated, except that solely for purposes of this provision, the term “Company Acquisition Proposal” has the meaning ascribed to such term in the Merger Agreement, except that the references to “twenty percent (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

In no event shall Satsuma be required to pay the Termination Fee on more than one occasion.

Availability of Specific Performance. In the Merger Agreement, Satsuma, Purchaser, and Parent acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties agreed that each of Satsuma, Purchaser and Parent will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement, without proof of actual damages. Each party also waived any requirement for the security or posting of any bond in connection with such remedy. The parties further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and agreed not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

Expenses. Other than the payment of the Termination Fee, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions shall be paid by the Party incurring such expense.

Governing Law. The Merger Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof.

Tender and Support Agreement

As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Parent entered into a tender and support agreement (the “Tender and Support Agreement”) with certain stockholders of the Company (the “Support Stockholders”), pursuant to which such Support Stockholders have agreed, among other things, to tender his, her or its Shares and Company Options beneficially owned by them, or acquired by them after such date (collectively, the “Subject Securities”) in the Offer and to vote against certain matters at meetings of the Company’s stockholders which are intended to or would reasonably be expected to impede, delay or prevent, in any material respect, the Offer or the Merger. The Tender and Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the Termination Date, (iv) the mutual written consent of Parent, Purchaser and stockholders holding a majority of the Subject Securities and (v) the delivery of written notice from a Support Stockholder to Parent at any time following (a) the waiver of the Minimum Condition or certain other conditions in the Merger Agreement or (b) certain changes in the terms of or conditions to the Offer.

The foregoing summaries of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreements, a copy of which is filed as exhibit (d)(2) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

CVR Agreement

At or prior to the consummation of the Offer, Parent, and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC will enter into the CVR Agreement governing the terms of certain contingent consideration payable thereunder of up to $5.77 per Share in cash. Each CVR represents the contractual right to receive CVR Payments (as such term is defined in the CVR Agreement) based on the proceeds received (subject to certain adjustments) by Parent from (i) the sale, license or other grant of rights with respect to the STS101 program (the “CVR Program”) or any part thereof, (ii) the sale or disposition of all or substantially all of the business or assets of the Company (that exists immediately prior to the Closing), or (iii) the sale or disposition of all or substantially all of the equity of the Company or Purchaser (collectively “Aggregate Cumulative Net Proceeds”).

Holders of a CVR will be entitled to the following amounts per CVR if Aggregate Cumulative Net Proceeds exceed the following amounts:

Aggregate Cumulative Net Proceeds	CVR Payment Amount	CVR Payment Amount Per CVR Share
$25 million	$5 million	$0.15
$50 million	$7.5 million	$0.22
$100 million	$15 million	$0.45
$200 million	$30 million	$0.90
$300 million	$40 million	$1.20
$400 million	$45 million	$1.35
$500 million	$50 million	$1.50

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the rights expressly provided for their benefit in the CVR Agreement.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement, including: (i) on death of the holder of the CVR by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the holder of the CVR upon the death of the trustee, (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, by nominee to a beneficial owner; (vi) with the written consent of Parent; or (vii) to Parent without consideration.

Parent and its affiliates agree that they (i) will not dispose of, commercialize or monetize the CVR Program except from (a) the sale, license or other grant of rights with respect to the STS101 program (the “CVR Program”) or any part thereof, (b) the sale or disposition of all or substantially all of the business or assets of the Company (that exists immediately prior to the Closing), or (c) the sale or disposition of all or substantially all of the equity of the Company or Purchaser (any transaction by Parent or any of its affiliates described in clauses (a), (b) or (c), a “CVR Program Transaction”), or (ii) take an action with the intention of negatively impacting the CVR Program or a CVR Program Transaction, except that nothing in the CVR Agreement will prevent Parent or its affiliates from terminating the CVR Program, in whole or in part, following a good faith determination by Parent’s board that it is no longer reasonable to continue the CVR Program.

In addition, Parent and its affiliates have the right, in their sole and absolute discretion, to direct and control the CVR Program in all respects, and neither Parent nor their affiliates will be required under the CVR Agreement to seek regulatory approval of the CVR Program or commence any sales of the CVR Program in any jurisdiction.

The CVR Agreement will expire, and no further payments will be required to be made with respect to each CVR, upon the earliest to occur of (i) the expiration of the Objection Period (as defined in the CVR Agreement) associated with a non-achievement certificate being issued because (x) no CVR Program Transaction has been entered into prior to the date that is eighteen (18) months after the U.S. Food and Drug Administration (the “FDA”) provides notice of approval of the STS101 new drug application (the “Approval Date”), or (y) of the failure of the Aggregate Cumulative Net Proceeds to exceed twenty-five million dollars ($25,000,000) prior to the fifth anniversary of the first date when the Aggregate Cumulative Net Proceeds are equal to or greater than zero, (ii) the final termination of the last agreement for which Aggregate Cumulative Net Proceeds may be payable to Parent pursuant to a CVR Program Transaction, (iii) the failure of the Approval Date to occur on or before the date that is eighteen months after the CVR Agreement is entered into, and (iv) the tenth anniversary of the date the CVR Agreement is entered into.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, which is filed as Exhibit (d)(3) of the Schedule TO.

12.	Purpose of the Offer; Plans for Satsuma

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and all of the equity interests in, Satsuma. The Offer, as the first step in the acquisition of Satsuma, is intended to facilitate the Parent’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing shall take place as soon as practicable following the Acceptance Time, and in any case no later than the third business day after the satisfaction of the last to be satisfied of the conditions set forth in Article VII and Schedule I of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and Satsuma shall mutually agree upon in writing.

If you tender your Shares in the Offer, you will cease to have any equity interest in Satsuma or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Satsuma. Similarly, after tendering your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Satsuma.

Merger Without a Meeting. If the Offer Conditions are satisfied and the Offer is consummated, we will not seek the approval of Satsuma’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Satsuma pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for Satsuma. It is expected that, initially following the Merger, the business and operations of Satsuma will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in Satsuma’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of Satsuma as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of Satsuma during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Satsuma’s business, operations, capitalization and management with a view to optimizing development of Satsuma’s potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase (including the Tender and Support Agreement described in Section 8—“Certain Information Concerning Parent and Purchaser”), no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Satsuma, on the one hand, and Parent, Purchaser, or Satsuma, on the other hand, existed as of April 16, 2023, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Satsuma entering into any such agreement, arrangement or understanding.

It is possible that certain members of Satsuma’s current management team will enter into new or additional employment arrangements with Satsuma or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or the Purchaser (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of Satsuma shall be amended and restated in its entirety to read as the form certificate of incorporation attached to the Merger Agreement, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation. At the Effective Time, (i) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified. Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer, Plans for Satsuma” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Satsuma or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Satsuma or any of its subsidiaries, (iii) any material change in Satsuma’s capitalization or dividend policy, or (iv) any other material change in Satsuma’s corporate structure or business or composition of its management or board of directors.

13.	The Recommendation by the Board of Directors of Satsuma

On April 16, 2023, the Satsuma Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Satsuma and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, (iii) approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of Satsuma in connection with the consummation of the transactions contemplated by the Merger Agreement, (iv) authorized Satsuma to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby, and (v) recommended that Satsuma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

14.	Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger

The rules of the SEC would require the Purchaser Parties to express their belief as to the fairness of the Offer and the Merger to the stockholders of Satsuma other than the Purchaser Parties (the “Unaffiliated Stockholders”). The Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders. The Purchaser Parties base their belief on, among other things, the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:

•	The Offer Price represents a premium of approximately 37.9% over the closing price of the Shares on April 14, 2023, the last trading day prior to execution of the Merger Agreement.

•	The Offer will provide holders with liquidity at a premium, without the brokerage and other costs typically associated with market sales.

•	Neither the Offer nor the Merger is subject to any financing condition.

•	The Offer Price (other than the CVR) will be paid in cash. Therefore, holders of Shares will receive a certain prescribed value in the Offer or the Merger.

•	The Satsuma Board made the recommendation to the Unaffiliated Stockholders to tender their Shares as described in the Schedule 14D-9 filed by Satsuma with the SEC.

•

The Satsuma Board determined that the Offer and the Merger were fair and in the best interests of Satsuma and the Unaffiliated Stockholders as described in the Schedule 13E-3 filed by Satsuma with the SEC.

•	In addition, the Purchaser Parties reasonably believe that the Offer is procedurally fair to the Unaffiliated Stockholders, based on the following factors considered by them:

•

The factors considered by, and the findings of, the Satsuma Board with respect to the procedural fairness of the Offer and the Merger to the Unaffiliated Stockholders as described in the Schedule 13E-3 filed by Satsuma with the SEC.

•

The Satsuma Board has recommended that the Unaffiliated Stockholders tender their Shares to Purchaser pursuant to the Offer. The Satsuma Board, including all of the directors who are not Satsuma employees and were present at the Satsuma Board’s April 16 meeting, determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are fair to, and in the best interest of, Satsuma and its Unaffiliated Stockholders.

•

The Purchaser Parties did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Satsuma Board or the negotiating positions of the Satsuma Board.

•

The Offer Price of $0.91 per Share and one CVR, and the other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Satsuma Board and its advisors and the Purchaser Parties and their advisors.

•

The fact that the Satsuma Board received an opinion from its financial advisor, dated April 16, 2023, that the Offer Price to be received by the Unaffiliated Stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such Unaffiliated Stockholders. See “Item 4. The Solicitation or Recommendation-Opinion of Houlihan Lokey Capital, Inc.” and Annex A of the Schedule 14D-9.

•	The Satsuma Board had access to all of the information prepared or otherwise developed by Satsuma’s management and made available to the Purchaser Parties.

•	Unaffiliated Stockholders will have sufficient time to make a decision whether or not to tender their Shares in the Offer:

•	The Offer will remain open for a minimum of 20 business days.

•

If Parent amends the Offer to include any material additional information, Parent will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow the Unaffiliated Stockholders to consider the additional information.

•	Each of the Unaffiliated Stockholders will be able to decide voluntarily whether or not to tender such stockholder’s Shares.

•

The Offer is subject to a non-waivable Minimum Condition, which requires that there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares, together with the Shares then owned directly or indirectly by Parent, Purchaser or any direct or indirect Subsidiary of Parent, that, upon the consummation of the Offer, would represent at least a majority of the aggregate number of shares of the Company Capital Stock outstanding immediately after the consummation of the Offer.

•

If we consummate the Offer, we will acquire all remaining Shares (other than Dissenting Shares, Shares owned by Parent or Purchaser or Shares held in the treasury of Satsuma or owned by any wholly owned subsidiary of Satsuma) for the same cash price in the Merger.

•

If the Merger is consummated, each stockholder of Satsuma at the Effective Time who has not tendered its shares as provided herein, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. See Section 19—“Appraisal Rights; Rule 13e-3.”

•	Following the successful completion of the Offer and the Merger, the Unaffiliated Stockholders will not face the risk of any decline in the value of the Shares.

•

Satsuma conducted a fulsome process, represented by experienced financial advisors, to identify transaction partners. Parent supported and facilitated Satsuma’s process and no other viable transactions emerged from that process.

•	As a standalone company, Satsuma would require significant amounts of capital to continue its development and commercialization.

The Purchaser Parties also considered the following factors, each of which the Purchaser Parties considered negative in its considerations concerning the fairness of the terms of the transaction:

•	The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material U.S. Federal Income Tax Consequences.”

•

Because the Purchaser Parties own, in the aggregate 2,794,113 Shares, it is possible that the Minimum Condition can be satisfied without the tender of at least a majority of the Shares held by Satsuma’s Unaffiliated Stockholders.

Neither Purchaser Party found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Offer.

The Purchaser Parties’ consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Satsuma’s Unaffiliated Stockholders.

The Purchaser Parties’ consideration of the factors described above reflects their assessment of the Offer Price to Satsuma’s Unaffiliated Stockholders. The Purchaser Parties implicitly considered the value of Satsuma in a sale as a going concern by taking into account Satsuma’s current and anticipated business, financial condition, results and operations, prospects and other forward looking matters. The Purchaser Parties did not, however, explicitly calculate a stand-alone going concern value of Satsuma because the Purchaser Parties believe that going concern value is not an appropriate method of determining the value of the Shares for purposes of the Offer and the Merger.

Except as discussed above in Section 10—“Background of the Offer; Past Contracts or Negotiations with Satsuma” and below in Section 20—“Transaction and Arrangements Concerning the Shares and Other Securities of Satsuma” and Section 21—“Certain Agreements between Parent and its Affiliates and Satsuma,” the Purchaser Parties are not aware of any firm offers made by any person, other than the Purchaser Parties, during the two years preceding the date of this Offer to Purchase for (1) the merger or consolidation of Satsuma with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Satsuma; or (3) a purchase of Satsuma’s securities that would enable the holder of such securities to exercise control of Satsuma.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Parties is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Parties. The Purchaser Parties’ views as to the fairness of the Offer to Satsuma’s Unaffiliated Stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

15.	Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger as soon as practicable following the Acceptance Time, and in any event within three business days following the satisfaction or waiver of all of the conditions set forth in Article VII (Conditions to the Merger) and Schedule I of the Merger Agreement.

Stock Quotation. The Shares are currently listed on the Nasdaq. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Nasdaq requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause Satsuma to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Satsuma to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Satsuma to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Satsuma, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Satsuma and persons holding “restricted securities” of Satsuma to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Satsuma to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

16.	Dividends and Distributions.

The Merger Agreement provides that from April 16, 2023 to the Effective Time or, if earlier, the termination of the Merger Agreement pursuant to its terms, except (i) as may be required by applicable law, (ii) as may be consented to by Parent, (iii) as expressly permitted or contemplated by the Merger Agreement, (iv) as set forth in the confidential disclosure letter provided in connection with the Merger Agreement or (v) as required to be done in connection with the COVID-19 pandemic, the Company may not (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other equity interests or voting securities, (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any securities of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than certain exceptions related to awards granted pursuant to the Company’s stock plans or Shares held by a terminated employee, contractor or consultant.

17.	Certain Conditions to the Offer.

Neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Time if, at or immediately prior to the Expiration Time:

•

there has not been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, upon the consummation of the Offer, together with the Shares then owned directly or indirectly by Parent, Purchaser or any direct or indirect Subsidiary of Parent (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) that represent at least a majority of the aggregate number of shares of the Company Capital Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”);

•

a governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer of the Merger (the “Governmental Entity Condition”);

•	any of the following shall have occurred and continue to exist as of immediately prior to Expiration Time:

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(i) the representations and warranties of Satsuma contained in the Merger Agreement (except for the representations and warranties in respect of organization, good standing and qualification, capital structure, corporate authority and approval, and brokers were not true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of April 16, 2023 or shall not be true and correct at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of Satsuma contained in the Merger Agreement in respect of organization, good standing and qualification, corporate authority and approval, and brokers were not true and correct in all material respects at and as April 16, 2023 or shall not be true and correct at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); or (z) the representations and warranties of Satsuma contained in the Merger agreement in respect of capital structure were not true and correct in all respects, except for de minimis inaccuracies at and as of April 16, 2023 or shall not be true and correct in all respects at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	Satsuma shall not have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Time;

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After April 16, 2023, there shall have occurred any fact, circumstance, effect, change, event, or development that individually or in the aggregate, has resulted in a Company Material Adverse Effect that is continuing at the Expiration Time;

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Parent has not received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth immediately above (other than the Minimum Condition and the Governmental Entity Condition) have been satisfied; and

•	the Merger Agreement has been validly terminated in accordance with its terms; or

•	Company Net Cash is less than $26,289,999 (the “Net Cash Condition”).

•	For purposes of the Merger Agreement:

•

“Cash and Cash Equivalents” means all cash, cash equivalents and marketable securities determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC;

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“Company Net Cash” means, without duplication and consistent with Schedule III of the Merger Agreement, (i) the sum of the Company’s Cash and Cash Equivalents (other than restricted cash), prepaid expenses, other current assets (including research & development tax credits) and right of use assets under lease agreements, in each case as of the Closing Date, minus (ii) the sum of the Company’s short and long term liabilities (excluding impairment accruals and other non-cash liabilities), including accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited financial statements and the unaudited balance sheet of the Company as of February 28, 2023 to the extent consistent with United States generally accepted accounting principles, minus (iii) Transaction Expenses (other than pursuant to clauses (ii) or (iii) of the definition of Transaction Expenses below) of the Company, to the extent unpaid as of the Closing, minus (iv) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company as of the Closing Date, minus (v) all payroll, employment or other withholding taxes incurred by the Company and any current or former officer, employee, independent contractor, consultant or director, of or to the Company (to the extent paid or to be paid by the Company on the behalf of such person) in connection with any payment amounts set forth in clauses (iii) or (iv) and the exercise of any Company Option on or prior to the Effective Time, minus (vi) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any legal proceeding against the Company other than with respect to any litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement brought against or, to the knowledge of the Company, threatened against the Company or any of its directors or officers (such litigation, “Transaction Litigation”), minus (vii) the expected costs and expenses of the Company arising from Transaction Litigation (excluding any fees and expenses of legal counsel), to the extent unpaid as of the Closing and which shall in no event be deemed to be an amount in excess of (a) $100,000 in the aggregate less (b) any amounts previously paid under clause (xiii) to the extent not added to the calculation of Company Net Cash, minus (viii) notice payments, fines or other payments to be made by the Company in order to terminate any existing agreement to which the Company is a party, minus (ix) payments up to the unpaid deductible amount under the Company’s D&O insurance due in connection with legal proceedings in effect as of the date of the Merger Agreement or initiated following the date of the Merger Agreement and before the Closing assumed by the insurer or expected to be assumed by the insurer other than in connection with Transaction Litigation, minus (x) any premium related to the director and officer insurance tail policy (less any prepaid amounts), minus (xi) the amount of any Indebtedness, minus (xii) any unpaid pre-Closing taxes, plus (xiii) any previously paid costs or expenses of the Company arising from Transaction Litigation (excluding any fees and expenses of legal counsel) as of the Closing, in excess of $100,000 in the aggregate;

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“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned subsidiary of Parent with respect to Indebtedness of Parent or any wholly owned subsidiary of Parent, or any guarantee by the Company with respect to Indebtedness of the Company), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) all obligations for deferred purchase price, including earn-outs, or (ix) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person; and

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“Transaction Expenses” means with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Merger Agreement and the transactions contemplated thereby, including (i) any fees and expenses of legal counsel and accountants, the fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (ii) fees paid to the SEC in connection with filing the documents related to the Offer, the Schedule 14D-9 and the Schedule 13E-3, and any amendments and supplements thereto, with the SEC; (iii) any fees and expenses in connection with the printing, mailing and distribution of the documents related to the Offer, the Schedule 14D-9 and the Schedule 13E-3 and any amendments and supplements thereto; (iv) only with respect to the Company, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated by the Merger Agreement) that become due or payable to any current or former director, officer, employee or consultant of the Company, or any other third party, in connection with the consummation of the transactions contemplated by the Merger Agreement; and (v) fees and expenses payable to a certain supplier or otherwise incurred by the Company in connection with preserving the ability of such supplier to manufacture and develop Company product candidate STS101, which shall be deemed to be an amount equal to $543,600.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.

18.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 18, based on our examination of publicly available information filed by Satsuma with the SEC and other information concerning Satsuma, we are not aware of any governmental license or regulatory permit that appears to be material to Satsuma’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Satsuma’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 17—“Certain Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware, where Satsuma is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the board of directors of such corporation approved of the transaction which resulted in such person becoming an “interested stockholder.” The Satsuma Board and Satsuma’s stockholders have approved the previous stock purchases made by Parent and its affiliate pursuant to certain Stock Purchase Agreements that resulted in SNBL becoming an “interested stockholder.” The Stock Purchase Agreements have been disclosed in previous filings with the SEC by Satsuma and Parent and are publicly available. Moreover, the Satsuma Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by Satsuma and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Satsuma Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, none of Parent, Purchaser, nor Satsuma has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 17—“Certain Conditions to the Offer” of this Offer to Purchase.

19.	Appraisal Rights; Rule 13e-3.

Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that (a) are issued and outstanding immediately prior to the Effective Time, (b) were not validly tendered in the Offer and (c) are continuously held by persons who (i) do not vote in favor of, or consent in writing to, the Merger Agreement, (ii) have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (“Section 262”), and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares as to which appraisal rights are asserted, unless otherwise expressly noted herein. All references in Section 262 and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Satsuma stockholder or beneficial owner of Shares who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the “fair value” of such Dissenting Shares in accordance with the provisions of Section 262; provided that all Dissenting Shares held by persons who have effectively withdrawn or lost (through failure to perfect or otherwise) such person’s appraisal rights pursuant to the DGCL shall be deemed to have been converted into and represent only the right to receive the applicable consideration for Shares set forth in the Merger Agreement without interest thereon, upon surrender of the certificate representing such shares. Each holder or beneficial owner of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), and to receive payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be the fair value. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Shares, and the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, Satsuma may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares in the Offer or the Merger. Persons considering exercising appraisal rights should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262.

If any person who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262, then such person’s Shares will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price), without interest thereon, in accordance with the Merger Agreement.

Section 262 provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 and a publicly available copy of Section 262 can be accessed without subscription or cost at the website set forth in the Schedule 14D-9.

As described more fully in the Schedule 14D-9, if a person wishes to elect to exercise appraisal rights under Section 262 and the Merger is consummated in accordance with Section 251(h) of the DGCL, such person must (among other things) do all of the following: (a) no later than the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of sending of the notice referred to in the previous paragraph, (i) in the case of a record holder of Shares, properly deliver to Satsuma a written demand for appraisal, which demand must reasonably inform Satsuma of the identity of the stockholder and that the stockholder is demanding appraisal, or (ii) in the case of a beneficial owner, properly deliver to Satsuma a written demand for appraisal that reasonably identifies the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving entity of the Merger and to be set forth on the verified list required by subsection (f) of Section 262; (b) not tender such person’s Shares in the Offer; and (c) continuously hold or own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time. Following the Effective Time, additional steps may be necessary for any such stockholder, or, as applicable, a beneficial owner, to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders (including, as applicable, beneficial owners of Shares) under the DGCL does not purport to be a statement of the procedures to be followed by stockholders (including, as applicable, beneficial owners of Shares) desiring to exercise any appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262, and a publicly available copy of Section 262 can be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated herein by reference. The preservation and exercise of appraisal rights require timely adherence to the applicable provisions of Delaware law. If a stockholder (including, as applicable, beneficial owners of Shares) withdraws or loses the right to appraisal, such stockholder (including, as applicable, beneficial owners of Shares) will be entitled to receive only the Merger Consideration, without interest, as applicable. In the event of any inconsistency between the information contained in this summary, the Schedule 14D-9, this Offer to Purchase or any of the documents incorporated herein or therein by reference, and the actual text of Section 262, the actual text of Section 262 controls. In view of the complexity of the statutory provisions relating to appraisal rights under Delaware law and the fact that the failure to comply with the technical prerequisites of such provisions may result in the loss of such rights, a person holding Shares that is considering exercising such person’s appraisal rights with respect to such Shares should consult with such person’s own legal and financial advisor.

Rule 13e-3. Because Parent may be deemed an affiliate of Satsuma, the transactions contemplated by the Merger Agreement may constitute a “going private transaction” under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Satsuma and certain information relating to the fairness of the Offer and the Merger and the consideration offered to the Unaffiliated Stockholders be filed with the SEC and disclosed to the Unaffiliated Stockholders. Parent has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.

20.	Transactions and Arrangements Concerning the Shares and Other Securities of Satsuma.

Except as set forth in Schedule II, (i) none of (a) Parent, (b) Purchaser or (c) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Shares and (ii) none of (a) Parent, (b) Purchaser, (c) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent or Purchaser, and (d) any pension, profit-sharing or similar plan of Parent or Purchaser has effected any transaction in Shares during the past 60 days.

According to Satsuma, all unaffiliated directors and executive officers of Satsuma intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither Satsuma nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by Satsuma with the SEC.

Except as set forth in Section 21—“Certain Agreements Between Parent and its Affiliates and Satsuma,” none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Satsuma (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with Satsuma” and Section 21—“Certain Agreements Between Parent and its Affiliates and Satsuma,” and this Section 20, in the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Satsuma or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of Satsuma’s consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year), (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed in Schedule A, on the one hand, and any executive officer, director or affiliate of Satsuma who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transaction with such director, executive officer or affiliate, exceeded $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Satsuma or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Satsuma’s securities, an election of Satsuma’s directors or a sale or other transfer of a material amount of assets of Satsuma; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations or material contacts between (a) any affiliate of Satsuma and (b) Satsuma or any of its affiliates, on the one hand, and any person not affiliated with Satsuma, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Satsuma’s securities, an election of Satsuma’s directors or a sale or other transfer of a material amount of assets of Satsuma.

21.	Certain Agreements between Parent and its Affiliates and Satsuma.

Licensing and Assignment Agreement

Pursuant to the Licensing and Assignment Agreement, by and between SNBL and Satsuma, dated June 30, 2016, as amended and restated in its entirety December 16, 2016, as first amended January 13, 2017, as second amended April 27, 2017, as third amended October 6, 2017, as fourth amended May 25, 2020 (the “Licensing Agreement”), SNBL assigned rights in Dihydroergotamine (DHE) and licensed rights in its proprietary nasal drug delivery technology to Satsuma and Satsuma licensed back improvements to SNBL’s proprietary device. The assignment and licenses are granted for the development and commercialization of products containing DHE as an active pharmaceutical ingredient used in connection with SNBL’s proprietary device (“Products”) throughout the world. During the term of the Licensing Agreement, neither party may develop or commercialize any other product that incorporates DHE as an active pharmaceutical ingredient for delivery through nasal tissues or the respiratory system. Satsuma reimbursed SNBL in connection with the assignment of certain rights to DHE, and is obligated to pay a low single-digit royalty of all net sales of all Products. The royalty term terminates upon the later of (a) expiration of the last to expire DHE patent assigned to Satsuma or (b) ten years following the first commercial sale of a Product on a Product-by-Product basis. SNBL may terminate the Licensing Agreement in the event of an uncured, material breach by Satsuma, and Satsuma may terminate the Licensing Agreement for convenience. Upon termination, all of the rights revert to SNBL.

In connection with the SNBL License, in July 2016, SNBL entered into a Common Stock Purchase Agreement with the Company to purchase of 510,638 shares of the Company’s common stock at its par price of $0.0001.

Tooling Lease Agreements

SNBL leases certain prototype manufacturing mold tolling for certain nasal delivery device components to Satsuma under the Tooling Lease Agreement between SNBL and Satsuma dated May 15, 2017, as amended by Amendment No. 1 dated October 23, 2017 (the “2017 Lease Agreement”), the Tooling Lease Agreement between SNBL and Satsuma dated October 29, 2018 (the “2018 Lease Agreement”), and the Tooling Lease Agreement between SNBL and Satsuma dated March 31, 2019 (the “2019 Lease Agreement”) (collectively, the “Tooling Lease Agreements”).

Under the 2017 Lease Agreement, SNBL leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after Satsuma’s contract manufacturer (“CMO”) uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or December 31, 2017. Under the amended terms of the 2017 Lease Agreement, Satsuma pays SNBL a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2017 Lease Agreement.

Under the 2018 Lease Agreement, SNBL leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after CMO uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or March 31, 2019. Satsuma pays SNBL a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2018 Lease Agreement.

Under the 2019 Lease Agreement, SNBL leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after CMO uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or May 31, 2019. Satsuma pays SNBL a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2019 Lease Agreement.

Equity Financing Agreements

Note Subscription Agreement dated

On July 27, 2016, Satsuma and SNBL entered into a Note Subscription Agreement for the purchase and sale of a convertible promissory note in the amount of $100,000 bearing simple interest at 5.0% per annum. The outstanding amount was due and payable upon the earlier of (i) a demand made by the investor after the two-year anniversary of the initial issuance, or (ii) the continued occurrence of an event of default when declared due and payable by the investor (the “Convertible Note”).

Amendment No. 1 to Convertible Promissory Note; Series A Preferred Stock Financing

The Convertible Note was amended on December 16, 2016, to redefine the automatic conversion trigger from a qualified financing before the maturity date of $7.0 million to the occurrence of the subsequent closing as defined in the Series A Preferred Stock Purchase Agreement dated December 16, 2016. As part of the Series A convertible preferred stock financing, the Company granted to SNBL a right to obtain shares of common stock for no additional paid-in capital (the “SNBL Grant”) upon the occurrence of subsequent closings of the Company’s Series A convertible preferred stock financing such that SNBL’s percentage ownership of the fully-diluted capitalization of the Company following the SNBL Grant would be equal to 20% following the final closing of the Series A convertible preferred stock financing.

Upon the subsequent financing, which occurred in February 2018, the Convertible Note, including all accrued interest of less than $0.1 million at the date of the subsequent financing, converted into 33,741 shares of Series A preferred stock at $3.187 per share, which was equal to 80.0% of the price per share paid by the cash purchasers.

Common Stock Issuance Agreement

Satsuma and SNBL entered into a Common Stock Issuance Agreement, dated February 1, 2018, pursuant to a voting agreement and the Series A Preferred Stock Purchase Agreement dated December 16, 2016, under which Satsuma was to grant SNBL shares of Common Stock for no additional paid-in capital such that SNBL’s percentage ownership of the fully-diluted capitalization of Satsuma following the SNBL grant, would be equal to 20%. Pursuant to such agreement, Satsuma issued 476,897 Shares for no additional paid-in capital, to SNBL.

Series B Preferred Stock Financing

On April 23, 2019, as part of the Company’s Series B Financing, SNBL purchased 307,110 shares of Series B convertible preferred stock with an aggregate purchase price of $2.7 million.

IPO

In September 2019, SNBL purchased 233,333 Shares upon the IPO through its affiliate, SNBL USA, LTD., in addition to the conversion of its 33,741 shares of outstanding Series A preferred stock into Shares.

Securities Purchase Agreement, 2021

On February 26, 2021, Satsuma entered into a Securities Purchase Agreement with certain purchasers (including SNBL), pursuant to which, Satsuma offered to the Purchasers, in an unregistered offering, 14,084,507 Shares for aggregate gross proceeds of approximately $80.0 million at a per share purchase price of $5.68, the closing price of Satsuma’s Common Stock on the Nasdaq Global Market on February 26, 2021 (the “Private Placement”).

SNBL acquired 1,232,394 Shares in the Private Placement.

Other Commercial Agreements

Memorandum Concerning Temporary Transfer

The memorandum concerning temporary transfer is a binding document entered into between Satsuma and SNBL in instances where SNBL directs an employee working for SNBL to temporarily transfer to Satsuma (“Transferee”) and sets out the working conditions, social insurance, and burden of expenses, in such instances. The Transferee shall be an employee of SNBL and shall carry out the business of Satsuma, under the direction and supervision of Satsuma. The Individual Working Condition Confirmation Form (“Confirmation Form”) shall contain the duration of transfer and the termination of such period, the Transferee shall return to SNBL, unless the transfer period is extended. The Transferee shall also enter into confidentiality / non-disclosure and inventions agreement with Satsuma, as may be required under the Memorandum. The Confirmation form also contains other transfer related information, such as, job title, salary, duties, benefits, etc.

Purchase Order No. 0003

Pursuant to the Purchase Order No. 0003, SNBL supplied 5 products i.e., (i) Fit-lizer C Nozzle; (ii) Fit-lizer C retainer; (iii) Fit-lizer C Poppet; (iv) Fit-lizer C Pump; and (v) Fit-lizer C Cap, to Satsuma for a grand total of $4,250.

Equipment Purchase Agreement

Pursuant to the Equipment Purchase Agreement, by and between Satsuma and SNBL, dated April 10, 2017, SNBL sold, conveyed and transferred to Satsuma, all rights, title and interest in the machinery, equipment and other personal property (“Equipment”) as set out in Schedule 1 of the Equipment Purchase Agreement. Satsuma purchased such Equipment for $30,000 to be paid within 30 days of the effective date of such Agreement.

Contract Study Agreement

Under the provisions of the License Agreement dated June 30, 2016, Satsuma acquired a license to develop and commercialize a pharmaceutical product. Pursuant to the Contract Study Agreement, by and between Satsuma and SNBL, dated April 27, 2017 (“CS Agreement”), as first amended July 30, 2017, as second amended September 1, 2017, and as third amended October 13, 2017, Satsuma is transferring bulk preparations of such pharmaceutical product to SNBL for the purposes of conducting a pharmacokinetic study. Under the CS

Agreement, Satsuma pays SNBL a fee of within 30 days of receiving an invoice. SNBL is also required to submit a final report to Satsuma, containing a summary of the study’s results and such report and all other related data shall be Satsuma’s property. The CS Agreement also provides that notwithstanding anything in the License Agreement, 2016, all Inventions arising herein shall be the sole property of Satsuma, provided that Inventions constituting Other Product Technology (as defined in the License Agreement, 2016), shall be owned by SNBL.

22.	Interests of Certain Satsuma Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of Satsuma should be aware that certain directors and executive officers of Satsuma have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.

23.	Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

The following is an estimate of fees and expenses to be incurred by Parent and Purchaser in connection with the Offer and the Merger. Satsuma will not pay any of the fees and expenses to be incurred by Parent and Purchaser.

SEC filing fee	$3,044.67
Depositary costs	$21,000.00
Information agent fees	$85,000.00
Financial advisor fees and expenses	$0.00
Legal fees and expenses	$1,500,000.00
Printing and related fees	$30,500.00
Total	$1,639,544.67

24.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Satsuma is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Satsuma Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Satsuma” above.

SNBL23 Merger Sub, Inc.

May 5, 2023

SCHEDULE I

Certain Information Concerning the Directors and Executive Officers of SNBL, Inc.

The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of SNBL, Inc. (“SNBL,” “we,” “us,” or “our”) and each member of the board of directors of SNBL (the “Board”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with SNBL over the past two years that had an aggregate value that exceeds $60,000. The current business address for each person listed in this Schedule I is (1) 2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan, (2) St. Luke’s Tower 28F 8-1 Akashi-cho, Chuo-ku, Tokyo 104-0044, Japan, or (3) 16-1 Minami-Akasaka, Kainan-shi, Wakayama 642-0017, Japan, as indicated below.

Name	Business Address	Position with SNBL	Citizenship
Ryoichi Nagata	(1)	Director	Japan
Ken Takanashi	(2)	Director	Japan
Shinji Nitanda	(1)	Director	Japan
Hideshi Tsusaki	(2)	Director	Japan
Ichiro Nagata	(2)	Director	Japan
Shinichi Fukumoto	(1)	Director (External)	Japan
Takashi Yamashita	(2)	Director (External)	Japan
Takeshi Hanada	(1)	Director (External)	Japan
Keiko Toya	(2)	Director (External)	Japan
Satoshi Matsumoto	(1)	Officer	Japan
Shuichi Kanazashi	(2)	Officer	Japan
Takashi Iriyama	(2)	Officer	Japan
Kiyomi Nagatoshi	(1)	Officer	Japan
Terumasa Hirai	(1)	Officer	Japan
Toshiyuki Iwata	(2)	Officer	Japan
Takahiro Nakamura	(1)	Officer	Japan
Shunji Haruta	(1)	Officer	Japan
Toshihiko Makino	(1)	Officer	Japan
Guodong Zheng	(2)	Officer	China
Takatoshi Nakamura	(3)	Officer	Japan
Tomoki Umehara	(2)	Officer	Japan

Ryoichi Nagata, has served as a Director of SNBL since September 1981, and most recently, has served as Chairman and CEO of SNBL since June 2014. He has served as President of the Medipolis Medical Research Foundation (now Medipolis Medical Research Institute), as an Honorary Consul-General of the Kingdom of Bhutan, and President of Velitas Gakuen.

Ken Takanashi, has served as a Managing Director of SNBL since June 2004. Since June 2016, he has served as Senior Executive Vice President.

Shinji Nitanda, has served as an Executive Officer of SNBL since April 2008, and has served as a Managing Director of SNBL since June 2019.

Hideshi Tsusaki, has served as a Director of SNBL since July 2010, and since October 2010 has served as a Director of SNBL U.S.A., Ltd. Since June 2021, he has served as Managing Director of SNBL.

Ichiro Nagata, has served as an Executive Officer of SNBL since June 2018, and since April 2021, has served as an Executive Director of SNBL.

Shinichi Fukumoto, has served as an External Director of SNBL since June 2015. He registered as a lawyer in April 1989 and opened the Fukumoto Law Office in May 1997.

Takashi Yamashita, has served as an External Director of SNBL since June 2015. He registered as a certified public accountant in March 1987 and in August 2014 opened the Takashi Yamashita Certified Public Accountant Office.

Takeshi Hanada, has served as an External Director of SNBL since June 2020. He registered as a tax accountant in February 1990 and has served as Minamikyushu Tax Association Chairman of Kagoshima Prefectural Federation. Since July 2017, he served as representative director of Reimei Co., Ltd.

Keiko Toya, has served as an External Director of SNBL since June 2021. Since 2019, she served as an external director of Yuasa Trading Co., Ltd. She has also served as professor, Graduate School of Global Business, Meiji University and Associate Professor, Graduate School of Business, Doshisha University.

Satoshi Matsumoto, has served as Managing Executive Officer of SNBL since June 2019.

Shuichi Kanazashi, has served as Managing Executive Officer of SNBL since 2014.

Takashi Iriyama, has served as Managing Executive Officer of SNBL since January 2020.

Kiyomi Nagatoshi, has served as Managing Executive Officer of SNBL since June 2022.

Terumasa Hirai, has served as Managing Executive Officer of SNBL since June 2022.

Toshiyuki Iwata, has served as Managing Executive Officer of SNBL since July 2022.

Takahiro Nakamurai, has served as an Executive Officer of SNBL since March 2013.

Shunji Haruta, has served as an Executive Officer of SNBL since January 2011.

Toshihiko Makino, has served as a Senior Executive Officer of SNBL since July 2022.

Guodong Zheng, has served as an Executive Officer of SNBL since April 2019 and Director of Medipolis Co., Ltd. since April 2019.

Takatoshi Nakamura, has served as an Executive Officer of SNBL since April 2020.

Tomoki Umehara, has served as an Executive Officer of SNBL since April 2022.

Certain Information Concerning the Directors and Executive Officers of SNBL23 Merger Sub, Inc.

The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of SNBL23 Merger Sub, Inc. (“Purchaser”) and each member of the board of directors of Purchaser (the “Purchaser Board”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with the Purchaser over the past two years that had an aggregate value that exceeds $60,000. All directors and executive officers listed below are citizens of Japan. The current business address for each person listed in this Schedule I is (1) 2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan or (2) St. Luke’s Tower 28F 8-1 Akashi-cho, Chuo-ku, Tokyo 104-0044, Japan, as indicated below:

Name	Business Address	Position with SNBL23 Merger Sub, Inc.	Citizenship
Ryoichi Nagata	(1)	Director	Japan
Ken Takanashi	(2)	Director	Japan
Shuichi Kanazashi	(2)	Director	Japan
Shunji Haruta	(1)	Director	Japan
Akihisa Mori	(2)	Director	Japan
Shinji Nitanda	(1)	Secretary	Japan

Ryoichi Nagata, MD, PhD, FFPM is the Chairman and President of SNBL, Chairman of Medipolis Proton Therapy and Research Center, Chairman of Veritas Academy, and Honorary Consul-General of the Royal Government of Bhutan in Japan. He obtained his MD from School of Medicine at St. Marianna University, PhD from Graduate School of Medicine at Kagoshima University, and MA from Graduate School of Buddhism at Koyasan University. He also serves as a member of the board of directors for St. Marianna University, Juntendo University, The Japan China Medical Association, and Japanese Society of Preventive Medicine. He is also a visiting Professor of St. Marianna University, Tokyo Medical University, Kochi University, Yantai University (China), and University of Maryland, Baltimore. He is qualified to be an Instructor for Clinical Pharmacologists of The Japanese Society of Clinical Pharmacology and Therapeutics, Instructor for Japanese Society of Preventive Medicine, Certified Toxicologist of The Japanese Society of Toxicology, and Fellow of the Faculty of Pharmaceutical Medicine of the Royal Colleges of Physicians (FFPM, UK).

Ken Takanashi, MBA, CPA, was appointed Executive Vice President in June 2017. Mr. Takanashi joined SNBL in December 2002 as Executive Director. Prior to joining SNBL, Mr. Takanashi was employed by Suasa Kristal (M) Bhd. from December 1996 to December 2002, and most recently as Executive Director and General Manager. He also served as Business Development Manager for Mitsubishi Corporation from April 1987 to November 1996. Mr. Takanashi also currently serves on the board of directors of Wave Life Sciences, Ltd., TMS Co., Ltd. and Satsuma Pharmaceuticals, Inc., other public biopharmaceutical companies, as well as on the board of directors of several private companies. Mr. Takanashi is a Chartered Public Accountant in Delaware. Mr. Takanashi received a B.A. from The University of Tokyo, and an M.B.A. from The University of Warwick, Coventry U.K.

Shu-Ichi Kanazashi, Ph.D., M.D., was elected the Managing Executive Officer and Chief Medical Officer of SNBL in June 2016. He has served as TR Company President since 2014 and as the director of SNLD Inc. since 2019. Prior to joining SNBL, Dr. Kanazashi was the Chief Executive Officer of UMN Pharma Inc. (Tokyo and Connecticut, US, 2006). Previously, he was employed by Nippon Roche K.K. (Tokyo and Basel, CH, 2000) and Sony Corporation (Tokyo and Oxford, UK, 2002) as the Medical Scientist. Dr. Kanazashi received his M.D. in

1986 from Kyoto University and in 1994 he received his Ph.D. degree in Medical Science from the Graduate School of Kyoto University. He completed his research fellowship at Harvard Medical School / Massachusetts General Hospital from 1995 to 1998.

Shunji Haruta, Ph.D., pharmacist, was appointed TR Company Vice President in April 2019, and he has been a Corporate Officer and a General Manager of SNBL since January 2011. Dr. Haruta also currently serves as a member of the Board of Directors of SNLD Co., Ltd. Dr. Haruta joined SNBL in April 2001. Prior to joining SNBL, Dr. Haruta was a clinical pharmacist at Miyazaki Medical College. Dr. Haruta received his Ph.D. degree from the Faculty of Pharmaceuticals Sciences at Okayama University.

Akihisa Mori, Ph.D., was appointed a member of the Board of Directors and R&D Head of SNLD Ltd., in October 2022. Prior to joining SNLD Ltd., Dr. Mori was employed by Kyowa Kirin Co., Ltd. from April 1985 to March 2022, and most recently as a Fellow. Dr. Mori received a B.S. from the Faculty of Pharmaceutical Sciences at Kyoto University and holds a Ph.D. from the Graduate School of Medicine at the University of Tokyo.

Shinji Nitanda, was appointed Managing Director in June 2019. Mr. Nitanda joined SNBL in May 2002 as a Director. Prior to joining SNBL, Mr. Nitanda was employed by Kobe Steel, Ltd. from April 1991 to April 2002, Ltd. Mr. Nitanda received a B.A. from Sophia University.

SCHEDULE II

SECURITY OWNERSHIP AND TRANSACTIONS IN THE SHARES BY PARENT, PURCHASER AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, and (ii) the purchases of Shares by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, during the past sixty days. The security ownership information in the table below is given as of May 5, 2023 and, in the case of percentage ownership information, is based on 33,152,498 issued and outstanding Shares as of May 5, 2023, based on information provided by Satsuma. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below):

Security Ownership
Person	Number1	Percent	Transactions in Past 60 Days
Parent	2,854,113	8.6%	—
Purchaser	—	—	—
Ryoichi Nagata	—	—	—
Ken Takanashi	—	—	—
Shuichi Kanazashi	—	—	—
Shunji Haruta	—	—	—
Akihisa Mori	—	—	—
Shinji Nitanda	—	—	—

1	Includes (1) 233,333 Shares held by SNBL U.S.A., Ltd. and 60,000 Company Options held by Ken Takanashi.

II-1